Form 10-K, Exhibit 13
period 1995-09-30
PIPER JAFFRAY COMPANIES INC
filed 1995-12-29
CIK 78778

Exhibit 13

Financial Summary

(Dollars in thousands,
except per share amounts)
Fiscal years ending September       1995         1994        1993        1992        1991


Revenue
Commissions ................   $ 145,492    $ 147,539   $ 128,940   $ 103,292   $  82,290
Profits on principal
  transactions .............     124,910      101,381      95,656      85,950      72,361
Investment banking .........      64,138       61,146     112,829     101,521      61,367
Interest                          33,765       24,792      19,110      17,994      17,941
Asset management fees             43,913       51,917      40,811      28,649      18,420
Other Income                      19,489       10,736      13,379      22,613      12,095
                               ----------   ----------  ----------  ----------  ----------
   Total revenue ...........     431,707      397,511     410,725     360,019     264,474

Expenses
Employee compensation ......     262,110      245,567     254,198     220,171     161,162
Other operating expenses ...     180,509      104,572      83,441      74,475      66,983
Interest expense ...........      11,741        7,242       4,774       3,956       5,558
                               ----------   ----------  ----------  ----------  ----------
   Total expenses ..........     454,360      357,381     342,413     298,602     233,703

Income (loss) before income
  taxes ....................     (22,653)      40,130      68,312      61,417      30,771
Income taxes ...............      (8,535)      14,848      27,325      23,890      11,460
                               ----------   ----------  ----------  ----------  ----------
Net income (loss) ..........   $ (14,118)   $  25,282   $  40,987   $  37,527   $  19,311
                               ==========   ==========  ==========  ==========  ==========

Per Share Data
Net income .................   $    (.82)   $    1.41   $    2.28   $    2.21   $    1.16
Dividends ..................         .30          .70         .50         .35         .28
Shareholders' equity .......        8.90         9.76        9.01        7.05        5.21

Other Data (At year end)
 Total assets ..............   $ 679,763      584,447     535,146     480,554     614,859
 Shareholders' equity ......   $ 155,724      167,803     157,912     120,447      87,474
 Common shares outstanding
   (In thousands) ..........      17,500       17,188      17,531      17,089      16,783
 Total full-time employees .       2,703        2,658       2,427       2,165       1,928
 Total retail branch offices          77           74          72          67          63
 Piper Capital assets under
   management (In billions)    $     9.4    $    11.6   $    12.0   $     8.9   $     5.4


The Company and/or its subsidiaries are defendants in lawsuits. See Note 8 to the consolidated financial statements.

Management's Financial Discussion

Business Environment
Piper Jaffray Companies Inc. (the Company) is principally engaged in general securities brokerage, corporate and public finance services and investment management. These businesses are highly competitive and sensitive to many factors, including the volatility and price level of securities markets, the volume, size and timing of securities transactions, the demand for investment banking services and the level and volatility of interest rates. A significant portion of the Company's expenses, including salaries and benefits, occupancy and communications, are relatively fixed and do not vary with market activity. Consequently, the Company's revenues and net income have been and may continue to be subject to wide fluctuations. In addition, the Company is currently a defendant in lawsuits and arbitrations and is subject to regulatory inquiries related to various funds or assets managed by Piper Capital. It is impossible to predict the outcome of these actions and, at the present time, the effect of these actions on the consolidated financial statements cannot be determined.

The accompanying table summarizes the changes in the major categories of revenues and expenses for the past two years.

                           Increase (Decrease)   Increase (Decrease)
                              1995 vs. 1994        1994 vs. 1993

                               Amount       %      Amount      %
(In thousands)
Revenue
Commissions ..............   $ (2,047)     (1)   $ 18,599     14
Profits on principal
  transactions ...........     23,529      23       5,725      6
Investment banking .......      2,992       5     (51,683)   (46)
Interest .................      8,973      36       5,682     30
Asset management fees ....     (8,004)    (15)     11,106     27
Other income .............      8,753      82      (2,643)   (20)
                             ---------   -----   ---------  -----
   Total revenue .........     34,196       9     (13,214)    (3)
                             ---------   -----   ---------  -----
Expenses
Employee compensation ....     16,543       7      (8,631)    (3)
Floor brokerage and
  clearance ..............        704      10         869     13
Interest .................      4,499      62       2,468     52
Occupancy and
  equipment ..............      2,726      10       2,463     10
Communications ...........      1,560      11       3,134     28
Travel and
  promotional ............        125       1       2,264     17
Charge for PJIGX
  settlement, net ........     56,090     100          --     --
Other operating
  expenses ...............     14,732      37      12,401     46
                             ---------   -----   ---------  -----
   Total expenses ........     96,979      27      14,968      4
                             ---------   -----   ---------  -----
Income before income taxes    (62,783)   (156)    (28,182)   (41)
Income taxes .............    (23,383)   (157)    (12,477)   (46)
                             ---------   -----   ---------  -----
Net income ...............   $(39,400)   (156)   $(15,705)   (38)
                             =========   =====   =========  =====



Operations

Fiscal 1995 vs. Fiscal 1994

Revenue was a record $431.7 million in fiscal 1995, increasing 9 percent ($34.2 million) from fiscal 1994. Revenue was reflective of favorable industry trends in the second half of the year. However, net income declined $39.4 million (156 percent), and net income per share declined 158 percent, due to a $70 million pretax charge for settlement of Institutional Government Income Portfolio (PJIGX) mutual fund litigation. The charge, taken in the second quarter, was partially offset during the third quarter by $13.9 million of insurance proceeds, net of related expenses. Excluding the PJIGX net settlement charge, net income and net income per share for fiscal 1995 would have been $20.4 million and $1.14, respectively. Fiscal 1995 results also reflect additional legal actions, including provisions for a $1.95 million proposed settlement, subject to court approval, of a Piper Jaffray Companies shareholder lawsuit, and an arbitration award of approximately $6 million related to losses in a Piper Capital privately managed account. The weighted average number of common shares and common share equivalents outstanding decreased slightly (4 percent) to 17.3 million.

Commission revenue, or the income realized in securities transactions in which the Company acts as agent, decreased 1percent ($2.0 million), as the increase in equity commissions was offset by a decrease in mutual fund sales. Profits on principal transactions, or the income realized in securities transactions in which the Company acts as principal in the secondary market trading of the securities, increased 23 percent ($23.5 million). The increase reflects strong growth in trading of equity securities and the success of our effort to increase secondary trading of corporate debt securities and municipal bonds. Investment banking revenues were up 5 percent ($3.0 million) as additional corporate equity and debt underwriting and merger and acquisition fees were offset by an industry-wide slowdown in municipal underwriting.

Interest income increased 36 percent ($9.0 million), reflective of the increase in interest rates charged on customers' interest-bearing margin loans. The decrease in asset management fees of 15 percent ($8.0 million) in fiscal 1995 corresponds to the decline in assets under management by Piper Capital from $11.6 billion to $9.4 billion. Assets under management decreased due to the closing of privately managed accounts and mutual fund net redemptions, of which approximately $500 million were a result of reorganizing certain mutual funds during fiscal 1995. Other income increased 82 percent ($8.8 million) reflecting increased fees in wrap accounts and capital gains. In addition, the Company recognized a loss of $0.8 million, in the Hercules International Management LLC joint venture compared to a loss of $2.7 million in fiscal 1994. The Company dissolved the joint venture agreement during fiscal 1995 and brought the Hercules international mutual funds into the Piper Capital fund family.

The Company's expenses grew 27 percent ($97.0 million) in fiscal 1995 including the impact of the PJIGX settlement and other litigation and legal expenses related to funds or assets managed by Piper Capital. Excluding the net PJIGX settlement, expenses increased 11 percent ($40.9 million).

Employee compensation increased 7 percent ($16.5 million) due to growth in revenue-based broker compensation, profit-based incentive compensation and salaries from targeted additions to staff. Interest expense increased 62 percent ($4.5 million) in fiscal 1995 as bank borrowings increased to fund higher average inventory levels and customer margin loans.

The addition of three branch offices, as well as the significant investment in broker workstation technology, caused occupancy and equipment expenses to increase 10 percent ($2.7 million). The investment in technology and increase in the number of investment executives also were reflected in the 11 percent ($1.6 million) increase in communication expense.

Travel and promotional expenses for fiscal 1995 were essentially flat compared to the prior year. An increase in institutional sales travel and investor conference costs was offset by a decrease in marketing and incentive trips.

Other operating expenses increased 37 percent ($14.7 million) due primarily to legal settlements, professional fees, and other costs resulting from lawsuits and arbitrations related to various funds or assets managed by Piper Capital. The Company anticipates other operating expenses in fiscal 1996 will be higher than average due to ongoing legal costs related to these actions.


Fiscal 1994 vs. Fiscal 1993

After five consecutive years of record revenue, the Company's fiscal 1994 revenue declined. Favorable conditions in the securities industry characterized the first half of the fiscal year. In the second quarter of fiscal 1994, interest rates began to rise, lowering stock and bond prices and dampening commissions, underwriting volume and trading profits. Revenues in fiscal 1994 of $397.5 million were down 3 percent ($13.2 million), while expenses grew 4 percent ($15.0 million), resulting in a 38 percent ($15.7 million) decline in net income, from $41.0 million in fiscal 1993 to $25.3 million in fiscal 1994. Earnings per share also declined 38 percent, from $2.28 to $1.41. The weighted average number of common shares and share equivalents outstanding was largely unchanged at 17.9 million shares.

Commission revenues, or the income realized in securities transactions in which the Company acts as agent, increased 14 percent ($18.6 million) in fiscal 1994. The growth was the result of generally favorable equity market performance and volume during much of the fiscal year and growth of the sale of mutual funds and annuity products, which were up 22 percent ($10.7 million).

Profits on principal transactions, or the income realized in securities transactions in which the Company acts as principal in the secondary market trading of the securities, increased 6 percent ($5.7 million). Despite interest rate increases during the Company's third and fourth quarter and resulting modest losses on fixed income inventory positions, fixed income trading revenues grew 10 percent ($4.3 million) in fiscal 1994. Investment banking revenue declined in fiscal 1994 by 46 percent ($51.7 million) due to the absence of closed-end bond fund underwritings, which were a significant source of revenues in prior years, and a slowdown in municipal underwritings.

Interest income increased 30 percent ($5.7 million), consistent with both the growth in customer margin loans receivable and an increase in interest rates during the year. Asset management fees grew 27 percent ($11.1 million) in fiscal 1994, reflecting the continuing strong growth of the Company's investment management and trust businesses. Finally, other income declined 20 percent ($2.6 million) due principally to the start-up losses recognized on the Company's joint venture in Hercules International Management LLC. The Company was responsible for one-half of the joint venture's expense.

The Company's expenses grew 4 percent ($15.0 million) during the year, with a slight decrease in compensation being offset by increases in all other expenses. Compensation declined 3 percent ($8.6 million) due to decreases in revenue-based broker compensation and profit-based incentive compensation. Floor brokerage and clearance expenses grew 13 percent ($0.9 million), in line with the growth in commission revenues on which they are generally based. Interest expense increased 52 percent ($2.5 million) in fiscal 1994 as bank borrowings grew to finance greater margin loans to customers and interest rates increased. Reflecting a continuing upgrade and modest growth in the Company's branch offices and depreciation on significant technology expenditures, occupancy and equipment expense increased 10 percent ($2.5 million) in fiscal 1994. Communication expense also grew, up 28 percent ($3.1 million), largely the result of increased market data services and related terminals.

Travel and promotional expenses were up 17 percent ($2.3 million) due to larger and more frequent investor conferences and additional image advertising. Finally, other operating expenses grew 46 percent ($12.4 million) in fiscal 1994 because of a $5 million cash infusion into the American Adjustable Term Trust - 1995, a closed-end mutual fund managed by Piper Capital. Other expenses also increased as a result of additions to estimated accruals for various exposures arising from uncollectible customer receivables, trading errors and litigation, which are ongoing factors in the securities industry. In addition other expenses contain higher professional fees, including litigation expenses.


Liquidity and Capital Resources

The Company has a liquid balance sheet. Most of the Company's assets consist of cash and assets readily convertible into cash. Securities inventories are stated at market value and are generally readily marketable. Customers' margin loans are collateralized by securities and have floating interest rates. Other receivables and payables with customers and other brokers and dealers usually settle within a few days. The Company's assets are financed by its equity capital, bank lines of credit and proceeds from securities lending, in addition to non-interest bearing liabilities such as checks and drafts payable, payables to customers and employee compensation payable. The fluctuations in cash flows from financing activities are directly related to operating activities due to the liquid nature of the Company's balance sheet.

The Company's securities broker/dealer, Piper Jaffray, is required by Securities and Exchange Commission regulations to meet certain liquidity and capital standards. At Sept. 30, 1995, Piper Jaffray had net capital, as defined in the regulations, of $87.3 million, which exceeded the minimum net capital requirements by $79.3 million. Piper Jaffray's regulatory capital consists entirely of shareholder's equity.

The Company's margin loans to customers were essentially flat in fiscal 1995, following a 19 percent increase in fiscal 1994. The Company regularly reviews the credit quality of these margin loans.

The Company's securities inventories consist principally of corporate equity and debt securities and municipal debt obligations. Inventories are maintained generally to provide product and liquidity for the Company's customers rather than for firm investment or market speculation purposes and are kept at relatively low levels with relatively high turnover. At Sept. 30, 1995, approximately $2.9 million of such inventories were aged over 30 days. The Company's trading inventories do not contain a significant amount of securities which derive their value from other investment products (derivatives). The Company's investment management subsidiary, Piper Capital, manages mutual funds and other investment portfolios which do contain such derivatives.

In the ordinary course of business, the Company may hold high-yield debt obligations which are either unrated or rated below investment grade. At Sept. 30, 1995, Piper Jaffray held approximately $1.2 million of such securities in inventory. Consistent with Piper Jaffray's inventory pricing policy, these securities are recorded on a market value basis with unrealized gains and losses being recognized currently in earnings.

The Company's growth during recent years has been financed principally by the earnings and borrowings of Piper Jaffray. The ability of Piper Jaffray to fund the activities of its parent or affiliates is subject to restrictions under applicable net capital rules as previously mentioned.

During fiscal 1995, Piper Jaffray entered into operating lease commitments of approximately $8 million for personal computer hardware and software relating to a new workstation system for investment executives. Piper Jaffray expects to commit an additional $3 million in operating leases for software in fiscal 1996. There were no other material commitments for capital expenditures or lease commitments as of Sept. 30, 1995.

At Sept. 30, 1995, Piper Jaffray had $185 million in committed credit agreements collateralized by customers' margin securities. The committed facility included up to $45 million in uncommitted lines collateralized by securities inventories. Subsequent to Sept. 30, 1995, the uncommitted lines were increased to $95 million. Piper Jaffray has additional credit facilities which provide $45 million in uncommitted credit lines collateralized by customers' margin securities and $75 million in uncommitted credit lines collateralized by government securities inventories. All credit arrangements bear interest at rates based on the federal funds rate. Management believes that existing capital, funds from operations, current credit lines, and other available resources will be sufficient to finance the Company's business.

During fiscal 1995, as part of the PJIGX settlement, the Company deposited $20 million cash into an escrow fund to be distributed to fund shareholders in early 1996. The balance of the settlement, approximately $50 million, is payable over a three-year period with interest at 8 percent. This amount is expected to be financed by tax refunds arising from the net operating loss, cash from operations, and available credit facilities.

The Company is currently a defendant in other lawsuits and arbitrations and is subject to regulatory inquiries related to various funds or assets managed by Piper Capital. In addition, management is aware of unasserted claims which may contain similar allegations. The Company is also a defendant in two cases involving an underwriting by Piper Jaffray. The Company intends to defend or, in some cases, negotiate to settle these actions. It is impossible to predict the outcome of these actions, and, at the present time, the effect of these actions on the consolidated financial statements cannot be determined. Accordingly, no provision for losses that may result has been recorded in the consolidated financial statements. However, the aggregate cost of litigation and any judgments, settlements or regulatory action relating to these cases could have a material adverse effect on the consolidated financial statements.

The Company is involved in various other lawsuits or arbitrations or threatened lawsuits or arbitrations incidental to its securities business. Management of the Company, after consultation with counsel, believes the resolution of these various lawsuits, arbitrations and claims will have no material adverse effect on the consolidated financial statements.


Inflation

The Company's net assets are primarily monetary, consisting of cash, securities inventories and receivables less monetary liabilities. These monetary net assets are generally liquid in nature and turn over rapidly and thus are not significantly affected by inflation. However, to the extent that inflation affects the Company's costs, such costs may not be readily recoverable in the price of its services.

Concern over inflation is one of the factors influencing the Federal Reserve's interest rate increases. Actions by the Federal Reserve could cause rates to go higher, which would generally have an unfavorable impact on the Company's financial results.


Effects of Recent Accounting Standards

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which requires adoption of the disclosure provisions no later than fiscal years beginning after Dec. 15, 1995. The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption. The Company has not yet determined if it will elect to change to the fair value method, nor has it determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on the Company's cash flows.

Consolidated Statements of Operations

                                                   Year       Year       Year
                                                  Ended      Ended      Ended
                                               Sept. 30   Sept. 30   Sept. 30
(In thousands, except per                          1995       1994       1993
share amounts)

Revenue
Commissions ...............................   $ 145,492  $ 147,539  $ 128,940
Profits on principal
  transactions ............................     124,910    101,381     95,656
Investment banking ........................      64,138     61,146    112,829
Interest ..................................      33,765     24,792     19,110
Asset management fees .....................      43,913     51,917     40,811
Other income ..............................      19,489     10,736     13,379
                                              ---------- ---------- ----------
   Total revenue ..........................     431,707    397,511    410,725
                                              ---------- ---------- ----------
Expenses
Employee compensation .....................     262,110    245,567    254,198
Floor brokerage and
  clearance ...............................       8,137      7,433      6,564
Interest ..................................      11,741      7,242      4,774
Occupancy and
  equipment ...............................      30,571     27,845     25,382
Communications ............................      16,028     14,468     11,334
Travel and
  promotional .............................      15,550     15,425     13,161
Charge for PJIGX
  settlement, net .........................      56,090         --         --
Other operating
  expenses ................................      54,133     39,401     27,000
                                              ---------- ---------- ----------
   Total expenses .........................     454,360    357,381    342,413
                                              ---------- ---------- ----------
Income (loss) before
  income taxes ............................     (22,653)    40,130     68,312
Income taxes ..............................      (8,535)    14,848     27,325
                                              ---------- ---------- ----------
Net income (loss) .........................   $ (14,118) $  25,282  $  40,987
                                              ========== ========== ==========
Net income (loss) per common and
  common equivalent share (primary
  and fully diluted) ......................   $    (.82) $    1.41  $    2.28

Weighted average number of
  common and common
   equivalent shares
   outstanding ............................      17,300     17,945     17,947

See accompanying notes to consolidated financial statements.


Consolidated Statements of Shareholders' Equity

                                                                                            Total
                                 Common Stock     Additional                               Share-
                              ------------------     Paid-In     Retained   Treasury      holders'
(In thousands, except         Shares      Amount     Capital     Earnings      Stock       Equity
share and per share
amounts)

Balances at
Sept. 25, 1992 .......    17,088,842    $ 17,284    $  4,167    $ 100,860    $(1,864)   $ 120,447

   Net income ........                                             40,987                  40,987
   Net stock issued:
     Book value stock
       purchase plan .       361,830         199       2,493                   1,567        4,259
     Executive
       incentive stock
       option plan ...        80,200          48         169         (160)       297          354
   Cash dividends-$.50
     per share .......                                             (8,662)                 (8,662)
   Tax benefit of cash
     dividend to ESOP                                                 527                     527
                          ----------    ---------   ---------   ----------   --------   ----------
Balances at
Sept. 30, 1993 .......    17,530,872      17,531       6,829      133,552         --      157,912

   Net income ........                                             25,282                  25,282
   Net stock issued
   (redeemed):
     Book value stock
       purchase plan .      (116,839)       (159)         19                     708          568
     Executive
       incentive stock
       option plan ...        89,520          90         315                                  405
     Stock investment
       plan ..........        62,708                                             685          685
   Cash dividends-$.70
     per share .......                                            (12,233)                (12,233)
   Treasury stock
     acquired ........      (378,100)                                         (4,816)      (4,816)
                          ----------    ---------   ---------   ----------   --------   ----------
Balances at
Sept. 30, 1994 .......    17,188,161      17,462       7,163      146,601     (3,423)     167,803

   Net loss ..........                                            (14,118)                (14,118)
   Net stock issued
   (redeemed):
     Book value stock
       purchase plan .      (558,991)       (559)     (2,292)                              (2,851)
     Executive
       incentive stock
       option plan ...        12,000          12          39                                   51
     Shares issued to
       directors .....         5,082           5          49                                   54
     Stock investment
       plan ..........       244,115                                           2,734        2,734
     ESOP contribution       645,787         646       6,942                                7,588
   Cash dividends-$.30
     per share .......                                             (5,177)                 (5,177)
   Treasury stock
     acquired ........       (35,900)                                           (360)        (360)
                          ----------    ---------   ---------   ----------   --------   ----------
Balances at
Sept. 30, 1995 .......    17,500,254    $ 17,566    $ 11,901    $ 127,306    $(1,049)   $ 155,724
                          ==========    =========   =========   ==========   ========   ==========



See accompanying notes to consolidated financial statements.


Consolidated Statements of Financial Condition

                                                               Sept. 30     Sept. 30
                                                                   1995         1994
(In thousands, except share amounts)

Assets

Cash (including $2,401 and $448,
  respectively, which was required
  to be segregated under federal
  and other regulations) ..................................   $  17,345    $  12,070
Receivable from other
  brokers and dealers .....................................      55,708       52,821
Receivable from customers .................................     371,667      371,163
Trading securities owned,
  at market ...............................................      58,651       49,132
Investments pursuant to
  mortgage-backed bonds ...................................      52,949        1,605
Office equipment and leasehold improvements, at cost
  (less accumulated depreciation of
  $44,838 and 44,033, respectively) .......................      25,764       25,979
Deferred income tax asset .................................      40,093        4,190
Other assets ..............................................      57,586       67,487
                                                              ----------   ----------
                                                              $ 679,763    $ 584,447
                                                              ==========   ==========
Liabilities and Shareholders' Equity

Short-term borrowings .....................................      63,781      108,132
Checks and drafts payable .................................      44,201       43,935
Payable to other brokers
  and dealers .............................................      84,447       76,976
Payable to customers ......................................      78,874       72,478
Trading securities sold but not
  yet purchased, at market ................................      21,491       14,689
Mortgage-backed bonds payable .............................      54,077        1,602
Employee compensation .....................................      63,678       59,087
Federal and state income taxes ............................      19,136        1,281
Other accounts payable and
  accrued expenses ........................................      94,354       38,464
                                                              ----------   ----------
                                                                524,039      416,644
                                                              ----------   ----------
Shareholders' equity:
   Preferred stock, $1 par
     value; authorized,
     300,000 shares; none issued
     and outstanding ......................................        --           --
   Common stock, $1 par
     value; authorized,
     40,000,000 shares;
     17,565,399 and
     17,461,521 shares
     issued, respectively .................................      17,566       17,462
   Additional paid-in
     capital ..............................................      11,901        7,163
   Retained earnings ......................................     127,306      146,601
   Treasury stock, at cost; 65,145 and
     273,360 shares, respectively .........................      (1,049)      (3,423)
                                                              ----------   ----------
                                                                155,724      167,803
                                                              ----------   ----------
                                                              $ 679,763    $ 584,447
                                                              ==========   ==========


See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows


                                             Year        Year        Year
                                            Ended       Ended       Ended
                                         Sept. 30    Sept. 30    Sept. 30
(In thousands)                               1995        1994        1993

Operating Activities
Net income (loss) ....................  $ (14,118)   $ 25,282    $ 40,987
Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities:
      Depreciation and amortization ..      7,478       7,246       6,622
      Loss on disposal of
        fixed assets .................        604          --          --
      Deferred income taxes ..........    (35,903)     (5,101)       (604)
      Accrual for PJIGX settlement,
        net of escrow deposit ........     51,500          --          --
      Decrease (increase) in:
         Net receivable
           from customers ............      5,892     (36,455)    (38,110)
         Net trading securities ......     (2,717)     25,136      40,013
         Other .......................     15,868      (6,913)     (1,980)
      Increase (decrease)
      in:
         Checks and drafts payable ...        266       5,252         902
         Net payable to other
           brokers and dealers .......      4,584     (34,813)    (20,110)
         Employee compensation .......      4,591     (15,769)      4,075
         Federal and state
           income taxes payable ......     17,855      (2,181)        363
                                         ---------   ---------   ---------
         Net cash provided by (used
           in) operating activities ..     55,900     (38,316)     32,158
                                         ---------   ---------   ---------
Financing Activities
Net change in:
   Short-term borrowings .............    (44,351)     62,578     (11,777)
   Mortgage-backed bonds
     payable .........................     52,475      (1,533)     (9,330)
   Investments and funds pursuant
     to mortgage-backed bonds ........    (51,344)      1,514       8,965
Payments made on capitalized
  lease obligations ..................     (1,577)     (1,349)     (1,127)
Acquisition of treasury
  stock ..............................       (360)     (4,816)       --
Net common stock issued ..............      7,576       1,658       4,613
Dividends paid .......................     (5,177)    (12,233)     (8,662)
                                         ---------   ---------   ---------
         Net cash (used in) provided
           by financing activities ...    (42,758)     45,819     (17,318)
                                         ---------   ---------   ---------
Net cash used for purchases of
  office equipment and
  leasehold improvements .............     (7,867)    (15,317)     (8,973)
                                         ---------   ---------   ---------
Increase (decrease) in cash ..........      5,275      (7,814)      5,867
Cash at beginning of year ............     12,070      19,884      14,017
                                         ---------   ---------   ---------
Cash at end of year ..................   $ 17,345    $ 12,070    $ 19,884
                                         =========   =========   =========

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:
   Interest ..........................   $ 11,011    $  6,883    $  4,735
   Income taxes ......................   $  9,513    $ 22,130    $ 27,038


See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.    Summary of Significant Accounting Policies

Piper Jaffray Companies Inc. is the parent company of Piper Jaffray Inc. (Piper Jaffray), a securities broker/dealer and investment banking firm; Piper Capital Management Incorporated (Piper Capital), an asset management firm; Piper Trust Company, which provides trust services to individuals and institutions; Premier Acceptance Corporation (Premier), an issuer of mortgage-backed bonds; and other immaterial subsidiaries. All operate within or are related to the securities industry. The consolidated financial statements include the accounts of Piper Jaffray Companies Inc. and its subsidiaries (the Company), all of which are wholly owned. All material intercompany accounts and transactions have been eliminated. The Company also had a 50 percent ownership in Hercules International Management LLC, an international investment management joint venture which was dissolved during fiscal 1995. See Note 7 to the consolidated financial statements.

Customer securities transactions are recorded on a settlement date basis with the related commission revenue and expenses recorded on a trade date basis. Principal securities transactions are also recorded on trade date. Prior to fiscal 1994, securities transactions were recorded on a settlement date basis. Prior year amounts were not restated as the impact on trading securities and income, net of related expenses, was not materially different than if transactions had been recorded on a trade date basis.

Substantially all of the Company's assets and liabilities consist of cash and assets readily convertible to cash and liabilities which by their short-term nature approximate current fair value. Trading securities owned and sold but not yet purchased are stated at market value and are generally readily marketable. Market value is determined by using published market quotes or last-traded prices for most securities. In the event a market price is not available for a security, other valuation methods are used depending on the type of security and related market.

Depreciation of office equipment is provided using straight-line and accelerated methods over estimated useful lives of three to seven years. Leasehold improvements are amortized over the life of the lease.

Net income (loss) per common and common equivalent share is calculated by dividing net income (loss) by the weighted average number of common shares and common share equivalents outstanding, which includes the dilutive effect of all outstanding stock options. Stock options were antidilutive in 1995.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, effective Oct. 1, 1993. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109. See Note 12 to the consolidated financial statements.

The Company adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, effective Oct. 1, 1993. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 112, Employers' Accounting for Postemployment Benefits, effective Oct. 1, 1994. Adoption of these statements did not have a material impact on the consolidated financial statements of the Company. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which requires adoption of the disclosure provisions no later than fiscal years beginning after Dec. 15, 1995. The Company has not yet determined if it will elect to change to the fair value method, nor has it determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on the Company's cash flows.


2.    Receivable From and Payable to Customers
(In thousands)

Amounts receivable from customers include cash accounts totaling $37,122 and $31,720 and margin accounts totaling $334,545 and $339,443 at Sept. 30, 1995 and 1994, respectively. Substantially all receivables from customers are collateralized by customers' marketable securities. Amounts payable to customers include free credit balances of $55,782 and $53,111 at Sept. 30, 1995 and 1994, respectively.

3.    Trading Securities
(In thousands)

Trading securities are as follows (at market value):


                                                     Sept. 30,         Sept. 30,
                                                          1995              1994
Owned:
   Corporate securities
      Equity ...............................           $17,236           $ 9,504
      Fixed income .........................             7,097             8,407
   Government
     securities ............................             1,729             4,132
   Municipal securities ....................            32,589            27,089
                                                       -------           -------
                                                       $58,651           $49,132
                                                       =======           =======
Sold but not yet
purchased:
   Corporate securities
      Equity ...............................           $19,631           $ 9,909
      Fixed income .........................             1,410             1,467
   Government
     securities ............................               405             3,166
   Municipal securities ....................                45               147
                                                       -------           -------
                                                       $21,491           $14,689
                                                       =======           =======


4.    Short-Term Borrowings

Piper Jaffray borrows from banks under various committed and uncommitted secured lines of credit principally to finance customers' purchases on margin and dealer trading securities. These borrowings are primarily collateralized by securities held in customer margin accounts and trading securities owned and bear interest at rates based on the federal funds rate. At Sept. 30, 1995, the market value of customer securities pledged as collateral against outstanding borrowings was approximately $200 million and approximately $166 million of additional credit was available under committed and uncommitted lines of credit. As of Sept. 30, 1995, no formal compensating balance agreements existed and Piper Jaffray was in compliance with all debt covenants related to these committed facilities.

At Sept. 30, 1995, the Company had $11 million in letters of credit outstanding, primarily representing margin deposits on various securities exchanges. The market value of trading securities pledged as collateral for the letters of credit at Sept. 30, 1994, was $13.5 million.


5.    Mortgage-Backed Bonds
(In thousands)

Premier periodically issues bonds which are collateralized by GNMA and FNMA certificates. The bonds are obligations solely of Premier and bondholders' only recourse is to the underlying series' collateral. The collateral, which was purchased with the issuance proceeds, is held by a trustee and is classified as available for sale under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The collateral is carried at market value, which approximates amortized cost and is based on quoted market prices. Principal and interest payments on the collateral are used to meet the debt service of the mortgage-backed bonds.

During the fiscal year, Premier issued three series of mortgage-backed bonds with an aggregate principal amount of $54,400. Prior to fiscal 1995, Premier issued six series of mortgage-backed bonds with a remaining aggregate principal amount of $29,574 and purchased related collateral which has been accounted for financial reporting purposes as a sale. Accordingly, the assets, liabilities, interest income and interest expense relating to these series do not appear on the consolidated financial statements of the Company.

Interest revenue and expense related to mortgage-backed bonds have been recorded net in the consolidated statements of income. Gross interest revenue was $3,412, $230 and $497, and interest expense was $3,512, $205 and $448 for fiscal years 1995, 1994 and 1993, respectively.

6.    Shareholders' Equity

In 1994, the Company authorized the repurchase of 500,000 shares of its common stock to satisfy employee benefit plan obligations, of which 35,900 and 378,100 shares were repurchased during fiscal 1995 and 1994, respectively.

On Nov. 8, 1995, the Board of Directors declared a quarterly dividend of
7.5 cents per share, payable on Dec. 12, 1995, to shareholders of record on Nov. 28, 1995.

Effective July 1, 1994, the Company offered the Piper Jaffray Companies Stock Investment Plan, which allows eligible employees the opportunity to purchase the Company's common stock at a discount through after-tax payroll deductions. Each month the payroll deductions are used to purchase the Company's common stock at 85 percent of the closing market price on the last day of the month. The plan provides for no more than 1,000,000 shares of common stock to be purchased by employees under the plan. The Company satisfies the share obligations by reissuing treasury shares. At Sept. 30, 1995, a total of 306,823 common shares had been issued. Compensation expense charged to operations as a result of the plan was $117,000 and $102,000 for fiscal year 1995 and 1994, respectively.

The Company's book value stock purchase plan provided for up to 3.2 million shares to be sold to certain key employees. Effective Nov. 9, 1993, the Board suspended offerings under this plan and no additional shares are expected to be issued, but the status of the outstanding shares and options under the plan is unchanged. The plan allowed certain employees the right to purchase the Company's common stock at a price equal to the book value per share at the time of sale. These shares are entitled to full dividend and voting rights. Within seven years from date of issuance, the shares must have been sold back to the Company at the current book value per share or exchanged for a specific number of freely transferable shares based on the relative market and book values at the date of purchase. Any shares repurchased or exchanged by the Company may be reissued under the plan. Stock options also have been granted under the plan for additional book value shares. Shares acquired by an employee upon the exercise of an option would generally be subject to the same rights and restrictions described above. Compensation expense charged to operations as a result of the increase in book value of shares issued under the plan was $1.2 million, $2.4 million and $1.6 million for fiscal years 1995, 1994 and 1993, respectively.

The Company issues executive incentive stock options to certain employees to purchase shares of the Company's common stock under the 1993 Piper Jaffray Companies Inc. Omnibus Stock Plan. The number of shares available for distribution under the plan shall not exceed 2 million and 343,000 shares remained available as of Sept. 30, 1995. During fiscal 1995 executive incentive stock options totalling 405,250 were canceled to provide approximately 600,000 special option grants to certain key employees. The purchase price of each share subject to an option is fixed, but is not less than 100 percent of the fair market value at the time the option is granted. Options expire 10 years from the date of grant or earlier as determined by the Company. No charges have been made to operations under this plan.

The following table summarizes activity for the book value shares and options and the executive incentive stock option plan for the three years ended Sept. 30, 1995:

Fiscal Years Ending September ...         1995          1994          1993

Book value plan shares outstanding:

Beginning of year ...............    1,719,800     2,255,850     2,199,250
Sold to participants ............         --            --         433,000
Options exercised ...............       64,650        94,600        71,300
Converted to market
shares ..........................     (254,000)     (523,975)     (408,650)
Repurchased .....................     (606,950)     (106,675)      (39,050)
                                    -----------   -----------   -----------
End of year .....................      923,500     1,719,800     2,255,850
                                    ===========   ===========   ===========
Participants' cost
  per share                         $     3.85    $     3.80    $     3.67
  outstanding at                            to            to            to
  end of year ...................   $     7.45    $     7.45    $     7.45


Book value plan shares available under options:

Beginning of year ...............      427,000       529,850       505,850
Granted .........................         --            --         108,250
Exercised .......................      (64,650)      (94,600)      (71,300)
Cancelled .......................      (22,600)       (8,250)      (12,950)
                                    -----------   -----------   -----------
End of year .....................      339,750       427,000       529,850
                                    ===========   ===========   ===========

                                    $     2.85    $     2.85    $     2.67
Exercise price                              to            to            to
per share .......................   $     7.45    $     7.45    $     7.45


Executive incentive stock options outstanding and exercisable:

Beginning of year ...............    1,020,220       945,740       431,940
Granted .........................      769,850       164,000       594,000
Exercised .......................      (12,000)      (89,520)      (80,200)
Cancelled .......................     (405,250)         --            --
                                    -----------   -----------   -----------
End of year .....................    1,372,820     1,020,220       945,740
                                    ===========   ===========   ===========

                                    $     4.25    $     4.25    $     4.25
Exercise price                              to            to            to
per share .......................   $    16.50    $    16.50    $    15.25

7.    Commitments and Contingent Liabilities
(In thousands)

The Company and its subsidiaries lease office space and equipment under various noncancelable leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments.

Aggregate minimum lease commitments as of Sept. 30, 1995, under operating leases are as follows for the fiscal years ending in September:

      1996   $ 20,961
      1997     20,279
      1998     19,398
      1999     17,944
      2000     14,530
Thereafter     18,490
             --------
             $111,602
             ========


Rental expense, including operating costs and real estate taxes, charged to operations was $27,779, $25,010 and $22,893 in fiscal years 1995, 1994 and 1993, respectively.

In the normal course of business, Piper Jaffray enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the consolidated financial statements.

During fiscal 1993, the Company entered into a 50/50 joint venture in Hercules International Management LLC with Midland Walwyn of Canada to develop and market an international group of mutual funds. For fiscal years 1995 and 1994, the Company contributed capital of $800 and $3,025 and recorded a loss on investment of $828 and $2,750, respectively. During fiscal 1995, the Company and Midland Walwyn mutually agreed to dissolve the joint venture. On Nov. 16, 1995, Hercules International Management LLC was liquidated.


8.    Litigation

The Company has entered into a settlement agreement for litigation relating to the Institutional Government Income Portfolio (PJIGX) mutual fund, an open-end fund managed by Piper Capital. The Company recorded a pretax charge of $70 million to accrue for the settlement in the second quarter of fiscal 1995. The $70 million charge was offset in the third quarter by $13.9 million, which represents insurance proceeds, net of related expenses. As part of the settlement, the Company deposited $20 million cash into an escrow fund to be distributed to shareholders in early 1996. The balance of the settlement is payable over a three-year period with interest at 8 percent.

The Company is currently a defendant in other lawsuits and arbitrations and is subject to regulatory inquiries related to various funds or assets managed by Piper Capital. In addition, management is aware of unasserted claims which may contain similar allegations. The Company is also a defendant in two cases involving an underwriting by Piper Jaffray. The Company intends to defend or, in some cases, negotiate to settle these actions. It is impossible to predict the outcome of these actions, and, at the present time, the effect of these actions on the consolidated financial statements cannot be determined. Accordingly, no provision for losses that may result has been recorded in the consolidated financial statements. However, the aggregate cost of litigation and any judgments, settlements or regulatory action relating to these cases could have a material adverse effect on the consolidated financial statements.

The Company is involved in various other lawsuits or arbitrations or threatened lawsuits or arbitrations incidental to its securities business. Management of the Company, after consultation with counsel, believes the resolution of these various lawsuits, arbitrations and claims will have no material adverse effect on the consolidated financial statements.

9.    Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer, trading and correspondent clearance activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

The Company utilizes financial futures contracts to a limited extent to hedge fixed income inventories against market interest rate fluctuations. Such transactions are subject to the same controls as all trading for the Company's own account. The Company also enters into government reverse repurchase agreements to facilitate hedging. The Company does not, and has no plans to, enter into for either hedging or speculative purposes the following types of transactions: interest rate swaps, foreign currency contracts or significant amounts of futures, options, forwards, mortgage-backed derivatives, or other securities whose value is derived from other investment products (derivatives).

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event the counterparty does not meet its contractual obligation to return securities used as collateral or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk, as does the securities industry, by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

The Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at unfavorable market prices.

Concentrations of Credit Risk:

The Company provides investment, financing and related services to a diverse group of domestic and foreign customers including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions.

As of Sept. 30, 1995, the Company did not have significant concentrations of credit risk with any one single or group of customers or counterparties.


10.   Net Capital Requirements
(In thousands)

Piper Jaffray is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission (SEC) and the net capital rule of the New York Stock Exchange (the Exchange). Piper Jaffray has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of 2 percent of aggregate debit balances arising from customer transactions. The Exchange may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5 percent of aggregate debit balances. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.

At Sept. 30, 1995, net capital under the Rule was $87,302 or 22 percent of aggregate debit balances and $79,326 in excess of the minimum required net capital.

11.   Employee Benefit Plans
(In thousands)

The Company has a qualified employee stock ownership plan (ESOP) and 401(k) plans which cover substantially all employees. The plans are self-administered and may be altered or terminated at any time by the Company. The Company's contributions to the plans are determined by the Board of Directors within limits to qualify as deductions for income tax purposes. Charges to operations for contributions to the ESOP were $17,971, $16,735 and $27,399 in fiscal years 1995, 1994 and 1993, respectively. Contribution expense for the 401(k) plan was $1,693, $1,599 and $1,293 in fiscal years 1995, 1994 and 1993, respectively.


12.   Income Taxes
(In thousands)

The Company adopted SFAS No. 109, Accounting for Income Taxes, effective Oct. 1, 1993. Implementation resulted in no material effect on shareholders' equity. Prior years' financial statements have not been restated to apply the provisions of SFAS 109.

                                         Year        Year        Year
                                        Ended       Ended       Ended
                                     Sept. 30     Sept.30    Sept. 30
                                         1995        1994        1993
The provision (benefit) for income
  taxes consists of:
Current:
   Federal .......................   $ 22,188    $ 16,240    $ 23,042
   State .........................      5,180       3,709       4,887
                                     --------    --------    --------
                                       27,368      19,949      27,929
                                     --------    --------    --------
 Changes in deferred taxes:
   Federal .......................    (31,290)     (4,463)       (522)
   State .........................     (4,613)       (638)        (82)
                                     --------    --------    --------
                                     $ (8,535)   $ 14,848    $ 27,325
                                     ========    ========    ========

The sources of the changes in
  deferred taxes are:
Deferred employee compensation ...     (5,870)     (1,086)     (1,078)
Partnership
  investment losses ..............        252         320         506
Capital infusion for
  proprietary fund ...............      2,000      (2,000)         --
PJIGX settlement .................    (27,000)         --          --
Other, principally accruals or
  their reversal, not currently
  deductible for tax purposes ....     (5,285)     (2,335)        (32)
                                     ---------   ---------   ---------
                                     $(35,903)   $ (5,101)   $   (604)
                                     =========   =========   =========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect in the years in which the differences are expected to reverse. The tax effects of significant items comprising the Company's net deferred tax assets are as follows:

                                      Sept. 30  Sept. 30
                                          1995      1994

Deferred tax assets:
   Accruals not currently deductible   $22,531   $10,606
   PJIGX settlement ................    27,000        --
   Other, including
     mark-to-market accounting
     and depreciation ..............       841     3,449
                                       -------   -------
                                        50,372    14,055
                                       -------   -------
Deferred tax liabilities:
   Partnership investments .........     7,828     7,588
   Other, including
     mark-to-market accounting
     and prepaid expenses ..........     2,451     2,277
                                       -------   -------
                                        10,279     9,865
                                       -------   -------
Net deferred tax asset .............   $40,093   $ 4,190
                                       =======   =======

Reconciliations of the expected federal income tax provision (benefit) and the actual income taxes provided are as follows:


                                          Year         Year         Year
                                         Ended        Ended        Ended
                                         Sept.        Sept.        Sept.
                                          1995         1994         1993

Computed federal income tax at the
   weighted statutory rate of
   35%, 35% and 34.75% for 1995,
   1994 and 1993, respectively ...   $ (7,929)    $ 14,046     $ 23,738
Increase (reduction) in
   taxes resulting from:
   State income taxes net
   of federal tax benefit ........       (394)       1,879        3,267
   Net tax-exempt municipal
   bond interest .................       (872)        (654)        (485)
   Other .........................        660         (423)         805
                                     ---------    ---------    ---------
Income taxes provided ............   $ (8,535)    $ 14,848     $ 27,325
                                     =========    =========    =========

Effective tax rate ...............       37.7%        37.0%        40.0%

                              Report of Management


Financial Reporting Responsibility

Management is responsible for the content of the consolidated financial statements of Piper Jaffray Companies Inc. The statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgments. The financial information throughout the Annual Report is consistent with that in the financial statements.

To meet its responsibility for the integrity of the financial statements, management relies on an internal control structure that recognizes that there are inherent limitations in all internal control structures, and that the cost of such a structure should never exceed the benefits to be derived. Management believes its internal control structure provides reasonable assurance that the consolidated financial statements are free of material misstatement.

The internal control structure is reviewed by the internal audit staff and the independent auditors, Deloitte & Touche LLP. The Audit Committee of the Board of Directors, comprising outside directors, also provides an oversight review of the internal control structure. The Audit Committee meets periodically with the director of internal audit and with Deloitte & Touche LLP to review matters related to the internal control structure, and to discuss the nature, extent and results of audit efforts. Such meetings are held with and without management present.

The consolidated financial statements have been audited by Deloitte & Touche LLP. Their report expresses their independent professional opinion as to the fairness of the financial statements and is based upon audits made in accordance with generally accepted auditing standards.





/s/ Addison L. Piper
Addison L. Piper
Chairman of the Board and Chief Executive Officer


/s/ William H. Ellis
William H. Ellis
President


/s/ Deborah K. Roesler
Deborah K. Roesler
Managing Director and Chief Financial Officer

                         Report of Independent Auditors




Board of Directors and Shareholders
Piper Jaffray Companies Inc.
Minneapolis, Minnesota


We have audited the accompanying consolidated statements of financial condition of Piper Jaffray Companies Inc. and subsidiaries as of Sept. 30, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended Sept. 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Piper Jaffray Companies Inc. and subsidiaries as of Sept. 30, 1995 and 1994, and the results of their operations and cash flows for each of the three years in the period ended Sept. 30, 1995, in conformity with generally accepted accounting principles.

As discussed in paragraph 2 of Note 8 to the consolidated financial statements, the Company and/or its subsidiaries are defendants in lawsuits, the ultimate outcome of which cannot presently be determined. Accordingly, no provision for any loss that may result upon resolution of these matters has been recorded in the accompanying consolidated financial statements.





/s/ Deloitte and Touche LLP



Minneapolis, Minnesota
Nov. 8, 1995


Summary of Quarterly Results (Unaudited)


(In thousands, except
per share amounts) ..................          First         Second           Third         Fourth

Fiscal 1995
   Revenue ..........................   $     92,499   $     97,857    $    109,156   $    132,195
   Income before income taxes .......          7,622        (60,613)         21,468          8,870
   Net income .......................          4,650        (37,274)         13,095          5,411
   Net income per share .............            .27          (2.17)            .73            .30

Fiscal 1994
   Revenue ..........................        106,188        102,833          91,830         96,660
   Income before income taxes .......         16,627         11,032           7,938          4,533
   Net income .......................          9,976          6,896           4,842          3,568
   Net income per share .............            .55            .38             .27            .20

Market Prices and Dividends Per Share

Fiscal 1995
   Market Price Range
      High ..........................          11.63          12.75           15.50          17.00
      Low ...........................           9.50           9.75           11.63          14.38
   Dividends Paid ...................           .075           .075            .075           .075

Fiscal 1994
   Market Price Range
      High ..........................          18.50          18.25           15.88          14.25
      Low ...........................          15.88          14.88           11.88           9.88
   Dividends Paid ...................           .175           .175            .175           .175


The common stock of Piper Jaffray Companies Inc. (NYSE:PJC) is listed on the New York Stock Exchange. At Nov. 27, 1995, there were approximately 756 registered shareholders of the Company's common stock.

Cash dividends have been paid on common shares in each year since 1971. The Company's policy is to pay regular quarterly dividends on the common stock in March, June, September and December. On Nov. 8, 1995, the Board of Directors declared a quarterly dividend of 7.5 cents per share of its common stock.

The second quarter of fiscal 1995 includes a $70 million charge for settlement of Institutional Government Income Portfolio (PJIGX) mutual fund litigation, which was partially offset in the third quarter of fiscal 1995 by $13.9 million of insurance proceeds, net of related expenses.