Form 10-K, Exhibit 13
period 1996-09-30
PIPER JAFFRAY COMPANIES INC
filed 1996-12-26
CIK 78778

FINANCIAL SUMMARY

(Dollars in thousands, except per share amounts)

Fiscal years ending          1996       1995         1994          1993        1992
September
------------------------------------------------------------------------------------
Revenue
Commissions               $185,301    $145,492     $147,539     $128,940    $103,292
Profits on principal
transactions               165,284     124,910      101,381       95,656      85,950
Investment banking          98,812      64,138       61,146      112,829     101,521
Interest                    41,130      33,765       24,792       19,110      17,994
Asset management fees       37,442      43,913       51,917       40,811      28,649
Other Income                25,935      19,489       10,736       13,379      22,613
                            ------      ------       ------       ------      ------
  Total revenue            553,904     431,707      397,511      410,725     360,019
                           =======     =======      =======      =======     =======

Expenses
Employee compensation      343,518     262,110      245,567      254,198     220,171
Other operating expenses   181,559     180,509      104,572       83,441      74,475
Interest expense            16,866      11,741        7,242        4,774       3,956
                            ------      ------        -----        -----       -----
   Total expenses          541,943     454,360      357,381      342,413     298,602

Income (loss) Before
Income Taxes                11,961     (22,653)      40,130       68,312      61,417
Income Taxes                 4,665      (8,535)      14,848       27,325      23,890
                             -----      ------       ------       ------      ------
Net Income (loss)         $  7,296    $(14,118)    $ 25,282     $ 40,987    $ 37,527
------------------------------------------------------------------------------------

Per Share Data
Net income                $    .40    $   (.82)    $   1.41     $   2.28    $   2.21
Dividends                      .30         .30          .70          .50         .35
Shareholder's equity          9.17        8.90         9.76         9.01        7.05
------------------------------------------------------------------------------------
Other Data (at year end)
 Total assets             $923,740    $679,763     $584,447     $535,146    $480,554
 Shareholder's equity      166,825     155,724      167,803      157,912     120,447
 Common shares outstanding
  (in thousands)            18,197      17,500       17,188       17,531      17,089
 Total full-time employees   2,956       2,703        2,658        2,427       2,165
 Total retail branch offices    78          77           74           72          67
 Piper Capital assets under
  management (in billions) $   9.1    $    9.4     $   11.6     $   12.0    $    8.9
------------------------------------------------------------------------------------
The Company and/or its  subsidiaries  are defendants in lawsuits.  See Note 8 to the consolidated financial statements.

Management's Financial Discussion


Business Environment: Piper Jaffray Companies Inc. (the Company) is principally engaged in general securities brokerage, corporate and public finance services and investment management. Statements regarding the Company's expectations as to its future operations and financial condition and certain other information presented in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its expectations are based on reasonable assumptions, there is no assurance that actual results will not differ from expectations. The Company's businesses are highly competitive and sensitive to many factors, including the volatility and price level of securities markets, the volume, size and timing of securities transactions, the demand for investment banking services, and the level and volatility of interest rates. A significant portion of the Company's expenses, including salaries and benefits, occupancy and communications, are relatively fixed and do not vary with market activity. Consequently, the Company's revenue and net income have been and may continue to be subject to wide fluctuations. In addition, the Company is currently a defendant in lawsuits and arbitrations and is subject to regulatory inquiries related to various funds or assets managed by its subsidiary, Piper Capital Management Incorporated (Piper Capital). It is impossible to predict the outcome of these actions and, at the present time, the effect of these actions on the consolidated financial statements cannot be determined. The accompanying table summarizes the changes in the major categories of revenue and expenses for the past two years.
                                        Increase (Decrease)  Increase (Decrease)
                                            1996 vs. 1995        1995 vs. 1994
--------------------------------------------------------------------------------
(in thousands)                           Amount         %     Amount         %
--------------------------------------------------------------------------------
Revenue
 Commissions                             $39,809        27    $(2,047)       (1)
 Profits on principal transactions        40,374        32     23,529        23
 Investment banking                       34,674        54      2,992         5
 Interest                                  7,365        22      8,973        36
 Asset management fees                    (6,471)      (15)    (8,004)      (15)
 Other income                              6,446        33      8,753        82
--------------------------------------------------------------------------------
   Total revenue                         122,197        28     34,196         9
--------------------------------------------------------------------------------
Expenses
 Employee compensation                    81,408        31     16,543         7
 Floor brokerage and clearance             1,182        15        704        10
 Interest                                  5,125        44      4,499        62
 Occupancy and equipment                   5,916        19      2,726        10
 Communications                            4,015        25      1,560        11
 Travel and promotional                    1,411         9        125         1
 Charge for PJIGX settlement, net        (56,090)     (100)    56,090       100
 Other operating expenses                 44,616        82     14,732        37
--------------------------------------------------------------------------------
   Total expenses                         87,583        19     96,979        27
--------------------------------------------------------------------------------
 Income Before Income Taxes               34,614         -    (62,783)     (156)
 Income Taxes                             13,200         -    (23,383)     (157)
--------------------------------------------------------------------------------
 Net Income                              $21,414         -   $(39,400)     (156)
================================================================================

Operations
Fiscal 1996 vs. Fiscal 1995
The Company's revenue was a record $553.9 million in fiscal 1996, contributing to a solid compound annual revenue growth rate of 16 percent over the past five years. Revenue increased 28 percent ($122.2 million) over fiscal 1995, reflecting strong growth in equity secondary markets as well as a continuation of the active markets for new issues experienced at the end of last year. For fiscal 1996, net income was $7.3million and net income per share was $0.40, compared to a net loss of $14.1 million and a net loss per share of $0.82 in the prior year. The current year's operations include $29.5 million in pretax charges for two class action litigation settlements, as well as other legal settlements, professional fees and costs related to funds or assets managed by Piper Capital. The prior year also included various litigation costs, including a $70 million pretax charge to settle Institutional Government Income Portfolio (PJIGX) mutual fund litigation, partially offset by $13.9 million in insurance proceeds, net of related expenses. The weighted average number of common shares and common share equivalents outstanding increased slightly (6 percent) to 18.4 million due to the issuance of shares to meet obligations under employee benefit plans. Commission revenue, or the income realized in securities transactions in which the Company acts as agent, increased 27 percent ($39.8 million) over fiscal 1995, reflecting the favorable equity markets and strong sales of mutual fund products. Profits on principal transactions, or the income realized in securities transactions in which the Company acts as a secondary market trader of securities, grew 32 percent ($40.4 million). This growth in principal revenue was also driven primarily by equity products, with strong revenue increases recorded by both the retail and institutional sales forces. An active corporate equity underwriting calendar, additional merger and acquisition fees and market share gains in municipal underwriting contributed to a 54 percent increase in investment banking revenue ($34.7 million). Interest income increased 22 percent ($7.4 million) over fiscal 1995 due to substantial growth in customer margin receivables and higher average levels of fixed income inventories. Although assets under management at Piper Capital have remained essentially flat from last year end at $9.1 billion, asset management fees declined 15 percent ($6.5 million) in fiscal 1996. This decline relates primarily to the closing of privately managed accounts and mutual fund net redemptions from fund reorganizations which occurred during the last quarter of the prior year. Other income increased 33percent ($6.4 million), primarily reflecting growth in the number of wrap fee accounts as well as increases in other non-product revenue.
     The Company's expenses grew 19 percent ($87.6million) in fiscal 1996 including the impact of legal settlements and other litigation and legal expenses. Employee compensation increased 31 percent ($81.4 million) due to growth in revenue-based broker compensation, profit-based incentive compensation and salaries from additions to sales support staff in the branches and administrative support staff at headquarters.

Interest expense increased 44 percent ($5.1million) in fiscal 1996 as bank borrowings and stock lending increased to fund higher average inventory levels and customer margin loans. In addition, interest began accruing on several structured legal settlements in fiscal 1996. Investment in the technology infrastructure of the branches and headquarters along with the addition or expansion of several retail offices contributed to the 19 percent increase ($5.9 million) in occupancy expenses. Related to this technology investment were increases in data services, which, along with volume increases in market data quotes, were reflected in the 25 percent ($4.0 million) increase in communication expense.

Travel and promotional expenses for fiscal 1996 increased 9 percent ($1.4 million) compared to the prior year, as lower spending on media advertising and mutual fund shareholder services was offset by a higher percentage of the sales force qualifying for incentive trips and increased spending for institutional travel and conferences. Other operating expenses increased 82 percent ($44.6 million) due primarily to legal settlements, professional fees, and other costs resulting from lawsuits and arbitrations related to various funds or assets managed by Piper Capital. The Company anticipates other operating expenses in fiscal 1997 will be higher than average due to ongoing litigation expenses related to these actions.

Fiscal 1995 vs. Fiscal 1994
     Revenue was $431.7 million in fiscal 1995, increasing 9 percent ($34.2 million) from fiscal 1994. Revenue reflected favorable industry trends in the second half of the year. However, net income declined $39.4million (156 percent), and net income per share declined 158 percent due to a $70 million pretax charge for settlement of Institutional Government Income Portfolio (PJIGX) mutual fund litigation. The charge, taken in the second quarter, was partially offset during the third quarter by $13.9 million of insurance proceeds, net of related expenses. Fiscal 1995 results also reflect other legal settlements, professional fees and costs related to funds or assets managed by Piper Capital. The weighted average number of common shares and common share equivalents outstanding decreased slightly (4 percent) to 17.3 million.
     Interest income increased 36 percent ($9.0 million), reflecting the increase in interest rates charged on customers' interest-bearing margin loans. The decrease in asset management fees of 15 percent ($8.0 million) in fiscal 1995 corresponds to the decline in assets under management by Piper Capital from $11.6 billion to $9.4 billion. Assets under management decreased due to the closing of privately managed accounts and mutual fund net redemptions, of which approximately $500 million were a result of reorganizing certain mutual funds during fiscal 1995. Other income increased 82 percent ($8.8 million) reflecting increased fees in wrap accounts and capital gains. In addition, the Company recognized a loss of $0.8 million in the Hercules International Management LLC joint venture compared to a loss of $2.7million in fiscal 1994. The Company dissolved the joint venture agreement during fiscal 1995 and brought the Hercules international mutual funds into the Piper Capital fund family.
     The Company's expenses grew 27 percent ($97.0 million) in fiscal 1995 including the impact of the PJIGX settlement and other litigation and legal expenses related to funds or assets managed by Piper Capital.
     Employee compensation increased 7 percent ($16.5 million) due to growth in revenue-based broker compensation, profit-based incentive compensation and salaries from targeted additions to staff. Interest expense increased 62 percent ($4.5 million) in fiscal 1995 as bank borrowings increased to fund higher average inventory levels and customer margin loans.
     The addition of three branch offices, as well as the significant investment in broker workstation technology, caused occupancy and equipment expenses to increase 10 percent ($2.7 million). The investment in technology and increase in the number of investment executives also were reflected in the 11 percent ($1.6 million) increase in communication expense.
     Travel and promotional expenses for fiscal 1995 were essentially flat compared to the prior year. An increase in institutional sales travel and investor conference costs was offset by a decrease in marketing and incentive trips.
     Other operating expenses increased 37 percent ($14.7 million) due primarily to legal settlements, professional fees and other costs resulting from lawsuits and arbitrations related to various funds or assets managed by Piper Capital.


Liquidity and Capital Resources

     The Company has a liquid balance sheet. Most of the Company's assets consist of cash and assets readily convertible into cash. Securities inventories are stated at market value and are generally readily marketable. Customers' margin loans are collateralized by securities and have floating interest rates. Other receivables and payables with customers and other brokers and dealers usually settle within a few days. The Company's assets are financed by its equity capital, bank lines of credit and proceeds from securities lending, in addition to non-interest bearing liabilities such as checks and drafts payable, payables to customers and employee compensation payable. The fluctuations in cash flows from financing activities are directly related to operating activities due to the liquid nature of the Company's balance sheet.
     The Company's securities broker/dealer, Piper Jaffray Inc. (Piper Jaffray), is required by Securities and Exchange Commission regulations to meet certain liquidity and capital standards. At Sept. 30, 1996, Piper Jaffray had net capital, as defined in the regulations, of $122.8 million, which exceeded the minimum net capital requirements by $112.1 million. Piper Jaffray's regulatory capital consists entirely of shareholder's equity.
     The Company's margin loans to customers have increased significantly over 1995 levels. Total margin loans to customers totaled $457.0 million at Sept. 30, 1996, versus $334.5 million a year earlier. The Company regularly reviews the credit quality of these margin loans.
     The Company's securities inventories consist principally of corporate equity and debt securities and municipal debt obligations. Inventories are maintained generally to provide product and liquidity for the Company's customers rather than for firm investment or market speculation purposes, and therefore experience relatively high turnover. At Sept. 30, 1996, approximately $15.1 million of debt inventories were aged over 30 days. The Company's trading inventories do not contain a significant amount of securities which derive their value from other investment products (derivatives). Piper Capital manages mutual funds and other investment portfolios which do contain such derivatives.
     In the ordinary course of business, the Company may hold high-yield debt obligations which are either unrated or rated below investment grade. At Sept. 30, 1996, Piper Jaffray held approximately $3.2 million of such securities in inventory. Consistent with Piper Jaffray's inventory pricing policy, these securities are recorded on a market value basis with unrealized gains and losses being recognized currently in earnings.
     The Company's growth during recent years has been financed principally by the earnings and borrowings of Piper Jaffray. The ability of Piper Jaffray to fund the activities of its parent or affiliates is subject to restrictions under applicable net capital rules as previously mentioned.
     During fiscal 1996, Piper Jaffray entered into operating lease commitments of approximately $1.0 million for personal computer hardware and software relating to the workstation system for investment executives. Piper Jaffray expects to commit an additional $2.3 million in operating leases related to the workstations in fiscal 1997. In addition, the Company expects other capital expenditures in fiscal 1997 to approach $10.0 million. There were no other material commitments for capital expenditures or lease commitments as of Sept. 30, 1996.
     At Sept. 30, 1996, Piper Jaffray had $185 million in committed credit agreements collateralized by customers' margin securities. The committed facility included up to $95 million in uncommitted lines collateralized by securities inventories. Piper Jaffray has additional credit facilities which provide $75 million in uncommitted credit lines collateralized by customers' margin securities, $30 million in uncommitted credit lines collateralized by securities inventories and $75 million in uncommitted credit lines collateralized by government securities inventories. All credit arrangements bear interest at rates based on the federal funds rate. In addition, at Sept. 30, 1996, the Company had a $30 million unsecured note due Sept.30, 1997, which bears interest at a variable rate based on LIBOR. Management believes that existing capital, funds from operations, current credit lines and other available resources will be sufficient to finance the Company's business.
     The Company has structured certain legal settlements related to various funds and assets managed by Piper Capital. At Sept. 30, 1996, the total payable under these agreements, which are payable over one to five years, was $46.4 million. These payments are expected to be financed through cash from operations and available credit facilities.
     The Company is currently a defendant in other lawsuits and arbitrations and is subject to regulatory inquiries related to various funds or assets managed by Piper Capital. In addition, management is aware of unasserted claims which may contain similar allegations. The Company is also a defendant in a case involving an underwriting by Piper Jaffray. The Company intends to defend or, in some cases, negotiate to settle these actions. It is impossible to predict the outcome of these actions, and, at the present time, the effect of these actions on the consolidated financial statements cannot be determined. Accordingly, no provision for losses that may result has been recorded in the consolidated financial statements. However, the aggregate cost of litigation and any judgments, settlements or regulatory action relating to these cases could have a material adverse effect on the consolidated financial statements.
      The Company is involved in various other lawsuits or arbitrations or threatened lawsuits or arbitrations incidental to its securities business.
Management of the Company, after consultation with counsel, believes the resolution of these various lawsuits, arbitrations and claims will have no material adverse effect on the consolidated financial statements.

Inflation
     The Company's net assets are primarily monetary, consisting of cash, securities inventories and receivables less monetary liabilities. These monetary net assets are generally liquid in nature and turn over rapidly and thus are not significantly affected by inflation. However, to the extent that inflation affects the Company's costs, such costs may not be readily recoverable in the price of its services.
     Concern over inflation is one of the factors influencing the Federal Reserve's interest rate increases. Actions by the Federal Reserve could cause rates to increase, which would generally have an unfavorable impact on the Company's financial results.

Effects of Recent Accounting Standards
     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for measurement and recognition of stock-based transactions with employees. The Company will adopt the disclosure provisions of SFAS No. 123 in fiscal 1997.
     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The Company will evaluate adoption of SFAS No. 125 in 1997 as required.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                           Year Ended   Year Ended  Year Ended
                                           Sept. 30     Sept. 30     Sept. 30
(in thousands, except per share               1996         1995        1994
amounts)
-----------------------------------------------------------------------------
Revenue
Commissions                               $  185,301   $ 145,492   $ 147,539
Profits on principal transactions            165,284     124,910     101,381
Investment banking                            98,812      64,138      61,146
Interest                                      41,130      33,765      24,792
Asset management fees                         37,442      43,913      51,917
Other income                                  25,935      19,489      10,736
-----------------------------------------------------------------------------
Total revenue                                553,904     431,707     397,511
-----------------------------------------------------------------------------

Expenses
Employee compensation                        343,518     262,110     245,567
Floor brokerage and clearance                  9,319       8,137       7,433
Interest expense                              16,866      11,741       7,242
Occupancy and equipment                       36,487      30,571      27,845
Communications                                20,043      16,028      14,468
Travel and promotional                        16,961      15,550      15,425
Charge for PJIGX settlement, net                   -      56,090           -
Other operating expenses                      98,749      54,133      39,401
-----------------------------------------------------------------------------
Total expenses                               541,943     454,360     357,381
-----------------------------------------------------------------------------
Income (loss) Before Income Taxes             11,961     (22,653)     40,130
Income Taxes                                   4,665      (8,535)     14,848
-----------------------------------------------------------------------------
Net Income (loss)                         $    7,296   $ (14,118)   $ 25,282
-----------------------------------------------------------------------------
Net Income (loss) Per Common and Common
Equivalent Share (Primary and
    Fully Diluted)                        $     .40     $  (0.82)   $   1.41
Weighted Average Number of Common
and Common Equivalent Shares
    Outstanding                               18,377      17,300      17,945
-----------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                  Common Stock    Additional  Retained           Total
                                ------------------ Paid-In   Retained Treasury Shareholders'
(in thousands, except share      Shares     Amount  Capital   Earnings  Stock     Equity
and per share amounts)
-------------------------------------------------------------------------------------------
Balances at Sept. 30, 1993      17,530,872  17,531   6,829    133,552       -    157,912
    Net income                                                 25,282             25,282
    Net stock issued
    (redeemed):
      Book value stock
        purchase plan             (116,839)   (159)     19                708        568
      Executive incentive
        stock option plan           89,520      90     315                           405
      Stock investment plan         62,708                                 685        685
    Cash dividends-$.70 per share                             (12,233)           (12,233)
    Treasury stock acquired       (378,100)                             (4,816)    (4,816)
-------------------------------------------------------------------------------------------
Balances at Sept. 30, 1994      17,188,161  17,462   7,163    146,601  (3,423)   167,803
    Net loss                                                  (14,118)           (14,118)
    Net stock issued
    (redeemed):
      Book value stock
        purchase plan             (558,991)   (559) (2,292)                       (2,851)
      Executive incentive
        stock option plan           12,000      12      39                            51
      Shares issued to directors
        in lieu of fees              5,082       5      49                            54
      Stock investment plan        244,115                              2,734      2,734
      ESOP contribution            645,787     646   6,942                         7,588
    Cash dividends-$.30 per share                              (5,177)            (5,177)
    Treasury stock acquired        (35,900)                              (360)      (360)
-------------------------------------------------------------------------------------------
Balances at Sept. 30, 1995      17,500,254  17,566  11,901    127,306  (1,049)   155,724
    Net income                                                  7,296              7,296
    Net stock issued:
      Book value stock
        purchase plan               14,693      15     251                           266
      Executive incentive
        stock option plan           24,000      24      90                           114
      Shares issued to directors
        in lieu of fees              3,999       4      50                            54
      Stock investment plan        347,178                              4,678      4,678
      ESOP contribution            534,188     534   6,544                         7,078
      Other                         55,446      55     596                           651
    Cash dividends-$.30 per share                              (5,401)            (5,401)
    Treasury stock acquired       (282,500)                            (3,635)    (3,635)
-------------------------------------------------------------------------------------------
Balances at Sept. 30, 1996      18,197,258 $18,198 $19,432   $129,201  $   (6)  $166,825
-------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


Consolidated Statements of Financial Condition

                                                         Sept. 30       Sept. 30
    (in thousands, except per share amounts)                1996           1995
--------------------------------------------------------------------------------
Assets
Cash (including $1,863 and $2,401, respectively, which
  was required to be segregated under federal and
  other regulations)                                      $ 23,406     $ 17,345
Receivable from other brokers and dealers                   99,686       55,708
Receivable from customers                                  520,489      371,667
Trading securities owned, at market                        105,540       58,651
Investments pursuant to mortgage-backed bonds               44,064       52,949
Office equipment and leasehold improvements, at cost
  (less accumulated depreciation of $52,546 and
   $47,621, respectively)                                   30,185       25,764
Deferred income tax asset                                   21,215       40,093
Other assets                                                79,155       57,586
--------------------------------------------------------------------------------
                                                          $923,740     $679,763
================================================================================

Liabilities and Shareholders' Equity
Short-term borrowings                                     $183,320      $63,781
Checks and drafts payable                                   70,628       44,201
Payable to other brokers and dealers                       109,776       84,447
Payable to customers                                       160,930       78,874
Trading securities sold but not yet purchased,
  at market                                                 27,472       21,491
Mortgage-backed bonds payable                               45,333       54,077
Employee compensation                                       81,740       63,678
Federal and state income taxes                                   -       19,136
Other accounts payable and accrued expenses                 77,716       94,354
--------------------------------------------------------------------------------
                                                           756,915      524,039
--------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, $1 par value; authorized,
    300,000 shares; none issued and outstanding                  -            -
  Common stock, $1 par value; authorized,
    40,000,000 shares; 18,197,725 and
    17,565,399 shares issued, respectively                  18,198       17,566
  Additional paid-in capital                                19,432       11,901
  Retained earnings                                        129,201      127,306
  Treasury stock, at cost; 467 and 65,145 shares,
      respectively                                              (6)      (1,049)
--------------------------------------------------------------------------------
                                                           166,825      155,724
--------------------------------------------------------------------------------
                                                          $923,740     $679,763
================================================================================


    See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOW

                                              Year Ended  Year Ended Year Ended
                                                Sept.30    Sept.30    Sept. 30
(in thousands                                     1996       1995       1994
-----------------------------------------------------------------------------
Operating Activities
Net income (loss)                               $  7,296   $(14,118)  $ 25,282
Adjustments to reconcile net income
(loss) to net cash
    provided by (used in)
    operating activities:
      Depreciation and amortization                8,913      7,478      7,246
      Loss on disposal of fixed assets               261        604          -
      Deferred income taxes                       18,878    (35,903)    (5,101)
      Accrual for PJIGX settlement, net of
         escrow deposit                                -     51,500          -
      Decrease (increase) in:
          Net receivable from customers          (66,766)     5,892    (36,455)
          Net trading securities                 (40,908)    (2,717)    25,136
          Other                                  (37,645)    15,868     (6,913)
      Increase (decrease) in:
          Checks and drafts payable               26,427        266      5,252
          Net payable to other
           brokers and dealers                   (18,649)     4,584    (34,813)
          Employee compensation                   18,062      4,591    (15,769)
          Federal and state income
           taxes payable                         (19,136)    17,855     (2,181)
-------------------------------------------------------------------------------
            Net cash (used in) provided by
            operating activities                (103,267)    55,900    (38,316)
-------------------------------------------------------------------------------
Financing Activities
Net change in:
    Short-term borrowings                        119,539    (44,351)    62,578
    Mortgage-backed bonds payable                 (8,744)    52,475     (1,533)
    Investments and funds pursuant to
    mortgage-backed bonds                          8,885    (51,344)     1,514
Payments made on capitalized lease
 obligations                                        (562)    (1,577)    (1,349)
Acquisition of treasury stock                     (3,635)      (360)    (4,816)
Net common stock issued                           12,841      7,576      1,658
Dividends paid                                    (5,401)    (5,177)   (12,233)
-------------------------------------------------------------------------------
            Net cash provided by (used in)
            financing activities                 122,923    (42,758)    45,819
-------------------------------------------------------------------------------
Net cash used for purchases of office
equipment and leasehold improvements             (13,595)    (7,867)   (15,317)
-------------------------------------------------------------------------------
Increase (decrease) in cash                        6,061      5,275     (7,814)
Cash at beginning of year                         17,345     12,070     19,884
-------------------------------------------------------------------------------
Cash at end of year                            $  23,406   $ 17,345   $ 12,070
-------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information Cash paid during the year for:
    Interest                                   $  16,688   $ 11,011    $ 6,883
    Income taxes                                  18,636      9,513     22,130
-------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.




Notes to Consolidated Financial Statements


1. Summary of Significant Accounting Policies
     Piper Jaffray Companies Inc. (the Company) is the parent company of Piper Jaffray Inc. (Piper Jaffray), a securities broker/dealer and investment banking firm; Piper Capital Management Incorporated (Piper Capital), an asset management firm; Piper Trust Company, which provides trust services to individuals and institutions; Premier Acceptance Corporation (Premier), an issuer of mortgage-backed bonds; and other immaterial subsidiaries. All operate within or are related to the securities industry. The consolidated financial statements include the accounts of Piper Jaffray Companies Inc. and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated.
     Customer securities transactions are recorded on a settlement date basis with the related commission revenue and expenses recorded on a trade date basis. Principal securities transactions are also recorded on trade date.
     Substantially all of the Company's assets and liabilities consist of cash and assets readily convertible to cash and liabilities which, by their short-term nature, approximate current fair value. Trading securities owned and sold but not yet purchased are stated at market value and are generally readily marketable. Market value is determined by using published market quotes or last-traded prices for most securities. In the event a market price is not available for a security, other valuation methods are used depending on the type of security and related market.
     Depreciation of office equipment is provided using straight-line and accelerated methods over estimated useful lives of three to seven years. Leasehold improvements are amortized over the life of the lease.
     Net income (loss) per common and common equivalent share is calculated by dividing net income (loss) by the weighted average number of common shares and common share equivalents outstanding, which includes the dilutive effect of all outstanding stock options. Stock options were antidilutive in fiscal 1995.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for measurement and recognition of stock-based transactions with employees. The Company will adopt the disclosure provisions of SFAS No. 123 in fiscal 1997.
     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The Company will evaluate adoption of SFAS No. 125 in 1997 as required.

2. Receivable From and Payable to Customers
(in thousands)
     Amounts receivable from customers include cash accounts totaling $63,506 and $37,122 and margin accounts totaling $456,983 and $334,545 at Sept. 30, 1996 and 1995, respectively. Substantially all receivables from customers are collateralized by customers' marketable securities. Amounts payable to customers include free credit balances of $104,013 and $55,782 at Sept. 30, 1996 and 1995, respectively.





3. Trading Securities
                                 Sept.30   Sept.30
                                   1996       1995
---------------------------------------------------
Owned:
    Corporate securities
      Equity                   $ 18,818   $ 17,236
      Fixed income               31,544      7,097
    Government securities         8,072      1,729
    Municipal securities         47,106     32,589
---------------------------------------------------
                               $105,540   $ 58,651
---------------------------------------------------
Sold but not yet purchased:
    Corporate securities
      Equity                   $ 12,834   $ 19,631
      Fixed income                2,089      1,410
    Government securities        12,306        405
    Municipal securities            243         45
---------------------------------------------------
                               $ 27,472   $ 21,491
---------------------------------------------------


4. Short-Term Borrowings
     Piper Jaffray borrows from banks under various committed and uncommitted secured lines of credit principally to finance customers' purchases on margin and dealer trading securities. These borrowings are primarily collateralized by securities held in customer margin accounts and trading securities owned, and bear interest at rates based on the federal funds rate. At Sept.30, 1996, the market value of customer securities and securities inventories pledged as collateral against outstanding borrowings was approximately $324 million, and approximately $212million of additional credit was available under committed and uncommitted lines of credit. In addition, at Sept.30, 1996, the Company had a $30 million unsecured note due Sept.30, 1997, which bears interest at a variable rate based on LIBOR. As of Sept.30, 1996, no formal compensating balance agreements existed and Piper Jaffray was in compliance with all debt covenants related to these committed facilities.

5. Mortgage-Backed Bonds
(in thousands)
     Premier periodically issues bonds which are collateralized by GNMA and FNMA certificates. The bonds are obligations solely of Premier and bondholders' only recourse is to the underlying series' collateral. The collateral, which was purchased with the issuance proceeds, is held by a trustee and is classified as available for sale under SFAS No.115, Accounting for Certain Investments in Debt and Equity Securities. The collateral is carried at market value, which approximates amortized cost and is based on quoted market prices. Principal and interest payments on the collateral are used to meet the debt service of the mortgage-backed bonds.
     During fiscal 1995, Premier issued three series of mortgage-backed bonds with an aggregate principal amount of $54,400. Prior to fiscal 1995, Premier issued six series of mortgage-backed bonds with a remaining aggregate principal amount of $22,293 and purchased related collateral which has been accounted for financial reporting purposes as a sale. Accordingly, the assets, liabilities, interest income and interest expense relating to these series do not appear on the consolidated financial statements of the Company.
     Interest revenue and expense related to mortgage-backed bonds have been recorded net in the consolidated statements of income. Gross interest revenue was $3,994, $3,412 and $230, and interest expense was $4,062, $3,512 and $205 for fiscal years 1996, 1995 and 1994, respectively.

6. Shareholders' Equity
     Prior to fiscal 1996, the board of directors authorized the repurchase of up to 900,000 shares of the Company's common stock to satisfy employee benefit plan obligations. On July 23, 1996, the board of directors authorized the repurchase of up to an additional 750,000 shares. During fiscal 1996, 1995 and 1994, respectively, 282,500, 35,900 and 378,100 shares were repurchased.
     On Nov. 5, 1996,  the board of directors  declared a quarterly  dividend of
7.5 cents per share, payable on Dec. 10, 1996, to shareholders of record on Nov. 26, 1996. Also on Nov. 5, 1996, the board of directors approved the fiscal 1996 ESOP contribution of approximately $15.4 million. This contribution will be made 50 percent in cash and 50 percent in the Company's common stock, thereby increasing shareholders' equity by $7.7 million in the first quarter of fiscal 1997.
     Effective July 1, 1994, the Company offered the Piper Jaffray Companies Stock Investment Plan, which allows eligible employees the opportunity to purchase the Company's common stock at a discount through after-tax payroll deductions. Each month, the payroll deductions are used to purchase the Company's common stock at 85 percent of the closing market price on the last day of the month. The plan provides for no more than 1 million shares of common stock to be purchased by employees under the plan. In November 1996, the board of directors increased the number of shares available to be purchased under the Stock Investment Plan to 2 million, subject to the approval of the Company's shareholders. The Company satisfies the share obligations by reissuing treasury shares. At Sept. 30, 1996, a total of 654,001 common shares had been issued under the Stock Investment Plan. Compensation expense charged to operations as a result of the plan was $785,000, $117,000 and $102,000 for fiscal years 1996, 1995 and 1994, respectively.
     The Company's 1983 Book Value Stock Purchase Plan provided for up to 3.2 million shares to be sold to certain key employees. Effective Nov. 9, 1993, the board of directors suspended offerings under this plan and no additional shares are expected to be issued, but the status of the outstanding shares and options under the plan is unchanged. The plan allowed certain employees the right to purchase the Company's common stock at a price equal to the book value per share at the time of sale. These shares are entitled to full dividend and voting rights. Within seven years from date of issuance, the shares must have been sold back to the Company at the current book value per share or exchanged for a specific number of freely transferable shares based on the relative market and book values at the date of purchase. Any shares repurchased or exchanged by the Company may be reissued under the plan. Stock options also have been granted under the plan for additional book value shares. Shares acquired by an employee upon the exercise of an option would generally be subject to the same rights and restrictions described above. Compensation expense charged to operations as a result of the increase in book value of shares issued under the plan was $0, $1.2 million and $2.4 million for fiscal years 1996, 1995 and 1994, respectively.
     The Company issues executive incentive stock options to certain employees to purchase shares of the Company's common stock under the 1993 Piper Jaffray Companies Inc. Omnibus Stock Plan. The number of shares available for distribution under the plan shall not exceed 2 million and, as of Sept. 30, 1996, 495,000 shares remained available. During fiscal 1995, stock options covering 405,250 shares of common stock were canceled to provide for special option grants to certain key employees covering approximately 600,000 shares. The purchase price of each share subject to an option is fixed, but is not less than the fair market value of the Company's common stock at the time the option is granted. Options expire 10 years from the date of grant or earlier as determined by the Company. No charges have been made to operations under this plan.
     The following table summarizes activity for the book value shares and options and the executive incentive stock option plan for the three years ended Sept.30, 1996:


Fiscal years ending                             1996        1995        1994
September
--------------------------------------------------------------------------------
Book value plan shares outstanding:
Beginning of year                             923,500    1,719,800   2,255,850
Options exercised                              51,100       64,650      94,600
Converted to market shares                   (214,600)    (254,000)   (523,975)
Repurchased                                   (30,750)    (606,950)   (106,675)
--------------------------------------------------------------------------------
End of year                                   729,250      923,500   1,719,800
--------------------------------------------------------------------------------
Participants' cost per share                    $3.80       $3.80       $3.80
   outstanding at end                            to         to          to
   of year                                      $7.45       $7.45       $7.45
--------------------------------------------------------------------------------
Book value plan shares available under options:
Beginning of year                             339,750      427,000     529,850
Exercised                                     (51,100)     (64,650)    (94,600)
Cancelled                                      (7,800)     (22,600)     (8,250)
--------------------------------------------------------------------------------
End of year                                   280,850      339,750     427,000
--------------------------------------------------------------------------------
Exercise price per share                        $3.23        $2.85       $2.85
                                                  to          to          to
                                                $7.45        $7.45       $7.45
--------------------------------------------------------------------------------
Executive incentive stock options outstanding and exercisable:
Beginning of year                           1,372,820    1,020,220     945,740
Granted                                       175,000      769,850     164,000
Exercised                                     (24,000)     (12,000)    (89,520)
Cancelled                                     (28,400)    (405,250)          -
--------------------------------------------------------------------------------
End of year                                 1,495,420    1,372,820   1,020,220
--------------------------------------------------------------------------------
Exercise price per share                        $4.25        $4.25       $4.25
                                                   to         to          to
                                               $16.50       $16.50      $16.50
--------------------------------------------------------------------------------


7. Commitments and Contingent Liabilities
(in thousands)
     The Company and its subsidiaries lease office space and equipment under various noncancellable leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments.
     Aggregate minimum lease commitments as of Sept.30, 1996, under operating leases are as follows for the fiscal years ending in September:

1997                               $23,620
1998                                22,754
1999                                20,138
2000                                13,744
2001                                 7,092
Thereafter                          14,825
                                   -------
                                  $102,173

     Rental expense, including operating costs and real estate taxes, charged to operations was $35,078, $27,779 and $25,010 in fiscal years 1996, 1995 and 1994, respectively.
     In the normal course of business, Piper Jaffray enters into underwriting and other commitments. The ultimate settlement of such transactions open at year end is not expected to have a material effect on the consolidated financial statements.

8. Litigation
     The Company's fiscal 1996 operations include $29.5 million in pretax charges for two class action litigation settlements, as well as other legal settlements, professional fees and costs related to funds or assets managed by Piper Capital. Fiscal 1995 also included various litigation costs, including a $70 million pretax charge to settle Institutional Government Income Portfolio (PJIGX) litigation, partially offset by $13.9 million in insurance proceeds, net of related expenses.
     The Company is currently a defendant in other lawsuits and arbitrations and is subject to regulatory inquiries related to various funds or assets managed by Piper Capital. In addition, management is aware of unasserted claims which may contain similar allegations. The Company is also a defendant in a case involving an underwriting by Piper Jaffray. The Company intends to defend or, in some cases, negotiate to settle these actions. It is impossible to predict the outcome of these actions, and, at the present time, the effect of these actions on the consolidated financial statements cannot be determined. Accordingly, no provision for losses that may result has been recorded in the consolidated financial statements. However, the aggregate cost of litigation and any judgments, settlements or regulatory action relating to these cases could have a material adverse effect on the consolidated financial statements.
     The Company is involved in various other lawsuits or arbitrations or threatened lawsuits or arbitrations incidental to its securities business. Management of the Company, after consultation with counsel, believes resolution of these various lawsuits, arbitrations and claims will have no material adverse effect on the consolidated financial statements.

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

Concentrations of Credit Risk:
     The Company provides investment, financing and related services to a diverse group of domestic and foreign customers including governments, corporations and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions.
     As of Sept. 30, 1996, the Company did not have significant concentrations of credit risk with any single customer or group of customers or counterparties.

10. Net Capital Requirements
(in thousands)
     Piper Jaffray is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission (SEC) and the net capital rule of the New York Stock Exchange (the Exchange). Piper Jaffray has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of 2 percent of aggregate debit balances arising from customer transactions. The Exchange may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5 percent of aggregate debit balances. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.
     At Sept. 30, 1996, net capital under the Rule was $122.8 million or 23 percent of aggregate debit balances and $112.1 million in excess of the minimum required net capital.

11. Employee Benefit Plans
(in thousands)
     The Company has a qualified employee stock ownership plan (ESOP) and a 401(k) plan which cover substantially all employees. The plans are self-administered and may be altered or terminated at any time by the Company. The Company's contributions to these plans are determined by the board of directors within limits to qualify as deductions for income tax purposes. Charges to operations for contributions to the ESOP were $21,803, $17,971 and $16,735 in fiscal years 1996, 1995 and 1994, respectively. Contribution expense for the 401(k) plan was $1,991, $1,693 and $1,599 in fiscal years 1996, 1995 and 1994, respectively.

12. Income Taxes
(in thousands)

                                                    Year      Year      Year
                                                   Ended     Ended       Ended
                                                  Sept.30   Sept.30    Sept.30
                                                    1996      1995       1994
-------------------------------------------------------------------------------
Current:
    Federal                                     $ (12,904)  $ 22,188  $ 16,240
    State                                          (1,309)     5,180     3,709
-------------------------------------------------------------------------------
                                                  (14,213)    27,368    19,949
Changes in deferred taxes:
    Federal                                        16,478    (31,290)   (4,463)
    State                                           2,400     (4,613)     (638)
-------------------------------------------------------------------------------
                                                   18,878    (35,903)   (5,101)
-------------------------------------------------------------------------------
                                                $   4,665   $ (8,535) $ 14,848
-------------------------------------------------------------------------------
The sources of the changes in deferred taxes are:
Deferred employee compensation                  $   8,343   $ (5,870) $ (1,086)
Partnership investment losses                         411        252       320
Capital infusion for proprietary fund                   -      2,000    (2,000)
Litigation settlement                              21,334    (27,000)        -
Other, principally accruals or their reversal,
not currently deductible for tax purposes         (11,210)    (5,285)   (2,335)
-------------------------------------------------------------------------------
                                                 $ 18,878   $(35,903) $ (5,101)
-------------------------------------------------------------------------------

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect in the years in which the differences are expected to reverse. The tax effects of significant items comprising the Company's net deferred tax assets are as follows:

                                                         Sept.30     Sept.30
                                                           1996       1995
---------------------------------------------------------------------------
Deferred tax assets:
    Accruals not currently deductible                  $ 27,366   $ 22,531
    Litigation settlement                                 4,666     27,000
    Other, including mark-to-market
    accounting and depreciation                           1,090        841
---------------------------------------------------------------------------
                                                         33,122     50,372
---------------------------------------------------------------------------
Deferred tax liabilities:
    Partnership investments                               8,984      7,828
    Other, including mark-to-market accounting and
    prepaid expenses                                      2,923      2,451
---------------------------------------------------------------------------
                                                         11,907     10,279
---------------------------------------------------------------------------
Net deferred tax asset                                 $ 21,215   $ 40,093
---------------------------------------------------------------------------

    Reconciliations of the expected federal income tax provision (benefit) and the actual income taxes provided are as follows:

                                              Year       Year       Year
                                               Ended      Ended      Ended
                                              Sept.30    Sept.30    Sept.30
                                               1996       1995       1994
---------------------------------------------------------------------------
Computed federal income tax at the
weighted statutory rate of 35% for 1996,
    1995 and 1994                           $  4,186    $ (7,929)  $ 14,046
Increase (reduction) in taxes
resulting from:
    State income taxes net of
    federal tax benefit                        1,241        (394)     1,879
    Net tax-exempt municipal
    bond interest                             (1,062)       (872)      (654)
    Other                                        300         660       (423)
---------------------------------------------------------------------------
Income taxes provided                       $  4,665    $ (8,535)  $ 14,848
---------------------------------------------------------------------------
Effective tax rate                             39.0%      37.7%      37.0%

     The Company expects to fully realize the benefit of deferred tax assets given its historical earnings. Accordingly, no valuation allowance has been established.

Report of Management



Financial Reporting Responsibility
     Management is responsible for the content of the consolidated financial statements of Piper Jaffray Companies. The statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgments. The financial information throughout the Annual Report is consistent with that in the financial statements.
     To meet its responsibility for the integrity of the statements, management relies on an internal control structure that recognizes that there are inherent limitations in all internal control structures, and that the cost of such a structure should never exceed the benefits to be derived. Management believes its internal control structure provides reasonable assurance that the consolidated financial statements are free of material misstatement.
     The internal control structure is reviewed by the internal audit staff and the independent auditors, Deloitte & Touche LLP. The Audit Committee of the board of directors, comprising outside directors, also provides an oversight review of the internal control structure. The Audit Committee meets periodically with the director of internal audit and with Deloitte & Touche LLP to review matters related to the internal control structure, and to discuss the nature, extent and results of audit efforts. Such meetings are held with and without management present.
     The consolidated financial statements have been audited by Deloitte & Touche LLP. Their report expresses their independent professional opinion as to the fairness of the financial statements and is based upon audits made in accordance with generally accepted auditing standards.


/s/ Addison L. Piper
Addison L. Piper
Chief Executive Officer, Piper Jaffray CompaniesChairman, Board of Directors

/s/ William H. Ellis
William H. Ellis
President, Piper Jaffray CompaniesChairman and President, Piper Capital

/s/ Deborah K. Roesler
Deborah K. Roesler
Chief Financial Officer, Piper Jaffray Companies






Report of Independent Auditors

Board of Directors and Shareholders
Piper Jaffray Companies
Minneapolis, Minn.

     We have audited the accompanying consolidated statements of financial condition of Piper Jaffray Companies and subsidiaries as of Sept. 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended Sept. 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Piper Jaffray Companies and subsidiaries as of Sept. 30, 1996 and 1995, and the results of their operations and cash flows for each of the three years in the period ended Sept. 30, 1996, in conformity with generally accepted accounting principles.
     As discussed in paragraph 2 of Note 8 to the consolidated financial statements, the Company is involved in litigation.


/s/ Deloitte & Touche LLP
Minneapolis, Minn.
Nov. 6, 1996

SUMMARY OF QUARTERLY RESULTS (Unaudited)

(in thousands, except per
share amounts)                          First   Second     Third    Fourth
------------------------------------------------------------------------
Fiscal 1996
    Revenue                          $132,526 $137,592  $147,631  $136,155
    Income before income taxes         10,908   (3,987)   (2,256)    7,296
    Net income                          6,654   (2,294)   (1,514)    4,450
    Net income per share                  .37     (.13)     (.08)      .24
Fiscal 1995
    Revenue                            92,499   97,857   109,156   132,195
    Income before income taxes          7,622  (60,613)   21,468     8,870
    Net income
                                        4,650  (37,274)   13,095     5,411
    Net income per share                  .27    (2.17)      .73       .30

Market Prices and Dividends Per Share
Fiscal 1996
    Market Price Range
      High                             $14.13   $14.50    $13.75    $12.38
      Low                               11.63    12.88     12.50     11.63
    Dividends Paid                       .075     .075      .075      .075
Fiscal 1995
    Market Price Range
      High                              11.63    12.75     15.50     17.00
      Low                                9.50     9.75     11.63     14.38
    Dividends Paid                       .075     .075      .075      .075


     The common stock of Piper Jaffray Companies Inc. (NYSE:PJC) is listed on the New York Stock Exchange. At Nov. 29, 1996, there were approximately 689 registered shareholders of the Company's common stock.
     Cash dividends have been paid on common shares in each year since 1971. The Company's policy is to pay regular quarterly dividends on the common stock in March, June, September and December. On Nov. 5, 1996, the board of directors declared a quarterly dividend of 7.5 cents per share of its common stock.
     The second and third quarters of fiscal 1996 include $14 million and $15.5 million, respectively, in pretax charges for class action litigation settlements.
     The second quarter of fiscal 1995 includes a $70 million pretax charge for settlement of Institutional Government Income Portfolio (PJIGX) mutual fund litigation, which was partially offset in the third quarter of fiscal 1995 by $13.9 million of insurance proceeds, net of related expenses.