Form 10-K, Exhibit 13
period 1997-09-30
PIPER JAFFRAY COMPANIES INC
filed 1997-12-29
CIK 78778


                                FINANCIAL SUMMARY

(Dollars in thousands, except per share amounts)
Fiscal years ending September            1997         1996         1995         1994         1993
--------------------------------------------------------------------------------------------------

Revenue
Commissions                        $  218,139   $  185,301   $  145,492   $  147,539   $  128,940
Profits on principal transactions     162,340      165,284      124,910      101,381       95,656
Investment banking                     98,335       98,812       64,138       61,146      112,829
Interest                               53,107       41,130       33,765       24,792       19,110
Asset management fees                  37,517       37,442       43,913       51,917       40,811
Other income                           32,456       25,935       19,489       10,736       13,379
--------------------------------------------------------------------------------------------------
    Total revenue                     601,894      553,904      431,707      397,511      410,725
    Interest expense                   26,964       16,866       11,741        7,242        4,774
--------------------------------------------------------------------------------------------------
    Net revenue                       574,930      537,038      419,966      390,269      405,951
--------------------------------------------------------------------------------------------------
Non-Interest Expense
Employee compensation                 372,703      343,518      262,110      245,567      254,198
Other operating expense               200,713      181,559      180,509      104,572       83,441
--------------------------------------------------------------------------------------------------
    Total non-interest expense        573,416      525,077      442,619      350,139      337,639
--------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes       1,514       11,961      (22,653)      40,130       68,312
Income Taxes (Benefit)                    560        4,665       (8,535)      14,848       27,325
--------------------------------------------------------------------------------------------------
Net Income (Loss)                  $      954   $    7,296   $  (14,118)  $   25,282   $   40,987
==================================================================================================
Per Share Data
Net income (loss)                  $      .05   $      .40   $     (.82)  $     1.41   $     2.28
Dividends                                 .30          .30          .30          .70          .50
Shareholders' equity                     9.15         9.17         8.90         9.76         9.01
--------------------------------------------------------------------------------------------------
Other Data (at year end)
Total assets                       $1,131,869   $  923,740   $  679,763   $  584,447   $  535,146
Shareholders' equity               $  171,563   $  166,825   $  155,724   $  167,803   $  157,912
Common shares outstanding
     (in thousands)                    18,754       18,197       17,500       17,188       17,089
Total full-time employees               3,133        2,956        2,703        2,658        2,427
Total retail branch offices                89           78           77           74           72
Piper Capital assets under
     management (in billions)      $     12.8   $      9.1   $      9.4   $     11.6   $     12.0
--------------------------------------------------------------------------------------------------

In 1997 eight previous satellite locations were reclassified as branch offices, which accounts for the majority of the change over 1996.

                          MANAGEMENT'S FINANCIAL DISCUSSION



Business Environment
Piper Jaffray Companies Inc. (the Company) is principally engaged in general securities brokerage, corporate and public finance services, and investment management. Statements regarding the Company's expectations as to its future operations and financial condition and certain other information presented in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its expectations are based on reasonable assumptions, there is no assurance that actual results will not differ from expectations as the Company's businesses are highly competitive and sensitive to many factors, including the volatility and price level of securities markets; the volume, size and timing of securities transactions; the demand for investment banking services; and the level and volatility of interest rates. In addition, a significant portion of the Company's expense, including salaries, benefits, occupancy and communications, is relatively fixed and does not vary with market activity. Consequently, the Company's revenue and net income have been and may continue to be subject to wide fluctuations.

The accompanying table summarizes the changes in the major categories of revenue and expense for the past two fiscal years.

                                      Increase (Decrease)    Increase (Decrease)
                                         1997 vs. 1996          1996 vs. 1995
--------------------------------------------------------------------------------
(in thousands)                          Amount      %          Amount      %
--------------------------------------------------------------------------------

Revenue
Commissions                           $ 32,838     18        $ 39,809     27
Profits on principal transactions       (2,944)    (2)         40,374     32
Investment banking                        (477)     0          34,674     54
Interest, net                            1,879      8           2,240     10
Asset management fees                       75      0          (6,471)   (15)
Other income                             6,521     25           6,446     33
--------------------------------------------------------------------------------
    Net revenue                         37,892      7         117,072     28
--------------------------------------------------------------------------------

Non-Interest Expense
Employee compensation                   29,185      8          81,408     31
Floor brokerage and clearance            1,557     17           1,182     15
Occupancy and equipment                  5,742     16           5,916     19
Communications                           3,950     20           4,015     25
Travel and promotional                   5,266     31           1,411      9
Charge for PJIGX settlement, net             -      -         (56,090)  (100)
Other operating expense                  2,639      3          44,616     82
--------------------------------------------------------------------------------
    Total non-interest expense          48,339      9          82,458     19
--------------------------------------------------------------------------------
Income Before Income Taxes             (10,447)     -          34,614      -
Income Taxes                            (4,105)     -          13,200      -
--------------------------------------------------------------------------------
Net Income                            $ (6,342)     -        $ 21,414      -
================================================================================


Operations
Fiscal 1997 vs. Fiscal 1996
The Company's total revenue grew 9 percent in fiscal 1997, exceeding $600 million for the first time in the firm's history. These revenue results reflected generally favorable conditions in the financial markets throughout the year. For fiscal 1997, net income was $1.0 million and net income per share was $0.05, compared to net income of $7.3 million and net income per share of $0.40 in the prior year. The current year's operations include a $6.6 million pretax charge to earnings for proposed settlement of a derivatives-related class action lawsuit and a related claim, an additional $24.0 million accrual for the estimated remaining costs of litigation and regulatory inquiries relating to funds or assets managed by Piper Capital and certain other litigation matters, and various other litigation-related costs. The prior year also included various litigation costs, including $29.5 million in pretax charges for two class action litigation settlements, as well as other legal settlements, professional fees and costs related to funds or assets managed by Piper Capital.

Commission revenue increased 18 percent ($32.8 million) over fiscal 1996, with strong growth in equity commissions and in sales of mutual funds and annuity products in the Company's retail branch system. The growth in equity commissions, which are equity transactions in which the Company acts as an agent, was somewhat influenced by the decision to reduce the number of stocks in which the Company makes a market. Consequently, while equity commissions increased, profits on principal transactions dropped 2 percent ($2.9 million), with most of this decrease coming in the equity secondary market. Revenue in the equity secondary market also decreased due to downward pressure on spreads from the new limit order rules implemented in 1997.

Investment banking revenue was essentially flat to the prior year as a slowing in the equity underwriting calendar was offset by additional merger and acquisition activity and an increase in the Company's market share of municipal underwriting business.

Substantial growth in customer margin receivables and higher average levels of fixed income inventories led to an 8 percent increase in net interest income ($1.9 million) over fiscal 1996. This increase was partially offset by interest that has been accruing on several structured legal settlements during fiscal 1997. Average assets under management at Piper Capital were essentially flat to the prior year at approximately $9.4 billion, leading to no substantial change in asset management fees. However, late in fiscal 1997 Piper Capital acquired an additional $2.6 billion in assets under management to end the year with a total of $12.8 billion under management. Other income increased 25 percent ($6.5 million), primarily reflecting growth in the fee-based managed account business.

The Company's non-interest expense grew 9 percent ($48.3 million) in fiscal 1997 including the impact of legal settlements and other related expense.

Growth in revenue-based broker compensation, significant recruiting efforts in the equity capital markets division, and additions to sales support staff in the branches and administrative support in headquarters contributed to the 8 percent increase in employee compensation ($29.2 million).

Occupancy expense increased 16 percent ($5.7 million) in fiscal 1997 due to addition or expansion of several offices, along with continued spending to build the Company's technology infrastructure. Implementation of a wide area network and increases in the installed base of various data services caused communication expense to increase 20 percent ($4.0 million).

Travel and promotional expense for fiscal 1997 increased 31 percent ($5.3 million) compared to the prior year due to additional promotional campaigns, expansion of investor conferences and a general increase in visits to clients.

Other operating expense increased 3 percent ($2.6 million). The Company anticipates other operating expense in fiscal 1998 will be lower than the previous two years due to a reduction in ongoing litigation expense.


Fiscal 1996 vs. Fiscal 1995
The Company's total revenue was a record $553.9 million in fiscal 1996, contributing to a solid compound annual revenue growth rate of 16 percent over the preceding five years. Total revenue increased 28 percent ($122.2 million) over fiscal 1995, reflecting strong growth in equity secondary markets as well as a continuation of the active markets for new issues experienced at the end of fiscal 1995. For fiscal 1996, net income was $7.3 million and net income per share was $0.40, compared to a net loss of $14.1 million and a net loss per share of $0.82 in the prior year. Operations for fiscal 1996 included $29.5 million in pretax charges for two class action litigation settlements, as well as other legal settlements, professional fees and costs related to funds or assets managed by Piper Capital. Fiscal 1995 also included various litigation costs, including a $70 million pretax charge to settle Institutional Government Income Portfolio (PJIGX) mutual fund litigation, partially offset by $13.9 million in insurance proceeds, net of related expense.

Commission revenue, or the income realized in securities transactions in which the Company acts as agent, increased 27 percent ($39.8 million) over fiscal 1995, reflecting the favorable equity markets and strong sales of mutual fund products. Profits on principal transactions, or the income realized in securities transactions in which the Company acts as a secondary market trader of securities, grew 32 percent ($40.4 million). This growth in principal revenue was also driven primarily by equity products, with strong revenue increases recorded by the retail and institutional sales forces. An active corporate equity underwriting calendar, additional merger and acquisition fees and market share gains in municipal underwriting contributed to a 54 percent increase in investment banking revenue ($34.7 million).

Net interest income increased 10 percent ($2.2 million) over fiscal 1995 due to substantial growth in customer margin receivables and higher average levels of fixed income inventories. This increase was partially offset by interest that was accrued on several structured legal settlements during fiscal 1996. Although assets under management at Piper Capital have remained essentially flat from 1995 year end at $9.1 billion, asset management fees declined 15 percent ($6.5 million) in fiscal 1996. This decline related primarily to the closing of privately managed accounts and mutual fund net redemptions from fund reorganizations which occurred during the last quarter of the prior year. Other income increased 33 percent ($6.4 million), primarily reflecting growth in the number of wrap fee accounts as well as increases in other non-product revenue.

The Company's non-interest expense grew 19 percent ($82.5 million) in fiscal 1996 including the impact of legal settlements and other litigation and legal expense.

Employee compensation increased 31 percent ($81.4 million) due to growth in revenue-based broker compensation, profit-based incentive compensation and salaries from additions to sales support staff in the branches and administrative support staff at headquarters.

Investment in the technology infrastructure of the branches and headquarters along with the addition or expansion of several retail offices contributed to the 19 percent increase ($5.9 million) in occupancy expense. Related to this technology investment were increases in data services, which, along with volume increases in market data quotes, were reflected in the 25 percent ($4.0 million) increase in communication expense.

Travel and promotional expense for fiscal 1996 increased 9 percent ($1.4 million) compared to the prior year, as lower spending on media advertising and mutual fund shareholder services was offset by a higher percentage of the sales force qualifying for incentive trips and increased spending for institutional travel and conferences.

Other operating expense increased 82 percent ($44.6 million) due primarily to legal settlements, professional fees and other costs resulting from lawsuits and arbitrations related to various funds or assets managed by Piper Capital.


Liquidity and Capital Resources
The Company has a liquid balance sheet. Most of the Company's assets consist of cash and assets readily convertible into cash. Securities inventories are stated at market value and are generally readily marketable. Customers' margin loans are collateralized by securities and have floating interest rates. Other receivables and payables with customers and other brokers and dealers usually settle within a few days. The Company's assets are financed by its equity capital, bank lines of credit, proceeds from securities lending and securities sold under agreements to repurchase, in addition to non-interest bearing liabilities such as checks and drafts payable, payables to customers and employee compensation payable. The fluctuations in cash flows from financing activities are directly related to operating activities due to the liquid nature of the Company's balance sheet.

The Company's securities broker/dealer, Piper Jaffray Inc. (Piper Jaffray), is required by Securities and Exchange Commission regulations to meet certain liquidity and capital standards. At Sept. 30, 1997, Piper Jaffray had net capital, as defined in the regulations, of $115.6 million, which exceeded the minimum net capital requirements by $102.0 million. Piper Jaffray's regulatory capital consists entirely of shareholder's equity.

The Company's margin loans to customers have increased significantly over 1996 levels. Margin loans to customers totaled $574.9 million at Sept. 30, 1997, versus $457.0 million a year earlier. The Company regularly reviews the credit quality of these margin loans.

The Company's securities inventories consist principally of corporate equity and debt securities and municipal and government debt obligations. Inventories are maintained generally to provide product and liquidity for the Company's customers rather than for firm investment or market speculation purposes, and therefore experience relatively high turnover. At Sept. 30, 1997, approximately $25.1 million of debt inventories were aged over 30 days. The Company's trading inventories do not contain a significant amount of securities which derive their value from other investment products (derivatives). Piper Capital manages mutual funds and other investment portfolios which do contain such derivatives.

In the ordinary course of business, the Company may hold high-yield debt obligations which are either unrated or rated below investment grade. At Sept. 30, 1997, Piper Jaffray held approximately $10.9 million of such securities in inventory. Consistent with Piper Jaffray's inventory pricing policy, these securities are recorded on a market value basis with unrealized gains and losses being recognized currently in earnings.

The Company's growth during recent years has been financed principally by the earnings and borrowings of Piper Jaffray. The ability of Piper Jaffray to fund the activities of its parent or affiliates is subject to restrictions under applicable net capital rules as previously mentioned.

Over the past three years, Piper Jaffray entered into operating lease or other contractual commitments of approximately $9.3 million for personal computer hardware and software relating to the workstation system for investment executives. Over half of these commitments expire during fiscal 1998, at which time they will be considered for renewal. In addition, the Company's current headquarters lease expires in the year 2000 and the Company intends to enter into a 14-year commitment on a new headquarters location in fiscal 1998. The Company expects other capital expenditures in fiscal 1998 to approach $10.3 million. Refer to Note Eight of the financial statements for a summary of the Company's contractual commitments and contingent liabilities.

At Sept. 30, 1997, Piper Jaffray had $185 million in committed credit agreements collateralized by customers' margin securities. The committed facility included up to $95 million in uncommitted lines collateralized by securities inventories. Piper Jaffray has additional credit facilities which provide $200 million in uncommitted credit lines collateralized by customers' margin securities, $50 million in uncommitted credit lines collateralized by securities inventories, and $75 million in uncommitted credit lines collateralized by government securities inventories. All credit arrangements bear interest at rates based on the federal funds rate. In addition, at Sept. 30, 1997, the Company had a $15.0 million unsecured line of credit which bears interest at a variable rate based on LIBOR. Management believes that existing capital, funds from operations, current credit lines and other available resources will be sufficient to finance the Company's business.

The Company has structured certain legal settlements related to various funds and assets managed by Piper Capital. At Sept. 30, 1997, the total payable under these agreements through Sept. 30, 2002, was $35.0 million. These payments are expected to be financed through cash flow from operations and available credit facilities.

The Company is involved in various lawsuits or arbitrations or threatened lawsuits or arbitrations and regulatory inquiries incidental to its securities business. Management of the Company, after consultation with counsel, believes the resolution of these various lawsuits, arbitrations, claims and regulatory inquiries will have no material adverse effect on the consolidated financial statements.


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


Other Matters
Like most corporations, the Company is heavily reliant on technology to deliver services. As the millennium approaches, the Company is working toward becoming year 2000 ready. We have developed specific plans to address this issue and are in the process of implementing them. In this process, the Company expects to replace some systems and upgrade others. The incremental costs of this project are not presently expected to be material to the Company's consolidated financial statements. However, the Company may be adversely impacted if similar efforts of other organizations are unsuccessful.


Effects of Recent Accounting Standards
Effective in January 1998, the Company will adopt certain provisions of Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which are applicable to its business. SFAS No. 125 introduces a financial components approach which focuses on the recognition of financial assets and liabilities an entity controls and the derecognition of financial assets and liabilities for which control has been transferred. The adoption of this statement is not expected to have a material effect on the Company's financial condition or results of operations.

In February 1997, SFAS No. 128, Earnings Per Share, was issued and is effective for financial statements issued for periods ending after Dec. 15, 1997. This statement changes the method for calculating and disclosing earnings per share. This statement will not have a material effect on the Company's earnings per share computations.


                        CONSOLIDATED STATEMENTS OF OPERATIONS

                                         Year Ended    Year Ended    Year Ended
                                          Sept. 30,     Sept. 30,     Sept. 30,
(in thousands, except per share amounts)       1997          1996          1995
--------------------------------------------------------------------------------
Revenue
Commissions                                $218,139      $185,301      $145,492
Profits on principal transactions           162,340       165,284       124,910
Investment banking                           98,335        98,812        64,138
Interest                                     53,107        41,130        33,765
Asset management fees                        37,517        37,442        43,913
Other income                                 32,456        25,935        19,489
--------------------------------------------------------------------------------
Total revenue                               601,894       553,904       431,707
Interest expense                             26,964        16,866        11,741
--------------------------------------------------------------------------------
Net revenue                                 574,930       537,038       419,966
--------------------------------------------------------------------------------

Non-Interest Expense
Employee compensation                       372,703       343,518       262,110
Floor brokerage and clearance                10,876         9,319         8,137
Occupancy and equipment                      42,229        36,487        30,571
Communications                               23,993        20,043        16,028
Travel and promotional                       22,227        16,961        15,550
Charge for PJIGX settlement, net                  -             -        56,090
Other operating expense                     101,388        98,749        54,133
--------------------------------------------------------------------------------
    Total non-interest expense              573,416       525,077       442,619
--------------------------------------------------------------------------------
Income (Loss) Before Income Taxes             1,514        11,961       (22,653)
Income Taxes (Benefit)                          560         4,665        (8,535)
--------------------------------------------------------------------------------
Net Income (Loss)                         $     954      $  7,296      $(14,118)
--------------------------------------------------------------------------------
Net Income (Loss) Per Common and Common
    Equivalent Share (Primary and Fully
    Diluted)                              $     .05      $    .40      $  (0.82)
Weighted Average Number of Common and
    Common Equivalent Shares Outstanding     19,727        18,377        17,300
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                    CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                        Sept. 30,     Sept. 30,
 (in thousands, except per share amounts)                    1997          1996
--------------------------------------------------------------------------------
Assets
Cash (including $1,361 and $1,863, respectively, which
    was required to be segregated under federal and
    other regulations)                                 $   30,862      $ 23,406
Receivable from other brokers and dealers                  68,802        87,427
Receivable from customers                                 640,686       520,489
Trading securities owned, at market                       156,779       105,540
Securities purchased under agreements to resell            34,113        12,259
Investments pursuant to mortgage-backed bonds              39,871        44,064
Office equipment and leasehold improvements, at cost
    (less accumulated depreciation of $44,574 and
    $52,546, respectively)                                 32,756        30,185
Deferred income tax asset                                  31,532        21,215
Other assets                                               96,468        79,155
--------------------------------------------------------------------------------
                                                       $1,131,869      $923,740
================================================================================

Liabilities and Shareholders' Equity
Short-term borrowings                                  $  210,805      $183,320
Checks and drafts payable                                  57,081        70,628
Payable to other brokers and dealers                      262,081       109,776
Payable to customers                                      127,513       160,930
Securities sold under agreements to repurchase             14,810             -
Trading securities sold but not yet purchased,
     at market                                             49,370        27,472
Mortgage-backed bonds payable                              40,709        45,333
Employee compensation                                      96,302        81,740
Other payables and accrued expense                        101,635        77,716
--------------------------------------------------------------------------------
                                                          960,306       756,915
--------------------------------------------------------------------------------
Shareholders' equity
    Preferred stock, $1 par value; authorized,
        300,000 shares; none issued and outstanding             -             -
    Common stock, $1 par value; authorized,
        40,000,000 shares; 18,754,153 and
        18,197,725 shares issued, respectively             18,754        18,198
    Additional paid-in capital                             28,237        19,432
    Retained earnings                                     124,586       129,201
    Treasury stock, at cost; 555 and 467 shares,
        respectively                                          (14)           (6)
--------------------------------------------------------------------------------
                                                          171,563       166,825
--------------------------------------------------------------------------------
                                                       $1,131,869      $923,740
================================================================================

See accompanying notes to consolidated financial statements.

                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   Common Stock     Additional                              Total
                                ------------------     Paid-In   Retained  Treasury  Shareholders'
(in thousands, except share      Shares     Amount     Capital   Earnings     Stock         Equity
and per share amounts)
--------------------------------------------------------------------------------------------------
Balances at Sept. 30, 1994      17,188,161 $17,462  $   7,163   $146,601   $(3,423)      $167,803
  Net loss                                                       (14,118)                 (14,118)
  Net stock issued
  (redeemed):
    Book value stock
      purchase plan               (558,991)   (559)    (2,292)                             (2,851)
    Stock investment plan          244,115                                   2,734          2,734
    ESOP contribution              645,787     646      6,942                               7,588
    Other                           17,082      17         88                                 105
  Cash dividends-$.30 per share                                   (5,177)                  (5,177)
  Treasury stock acquired          (35,900)                                   (360)          (360)
--------------------------------------------------------------------------------------------------
Balances at Sept. 30, 1995      17,500,254  17,566     11,901    127,306    (1,049)       155,724
  Net income                                                       7,296                    7,296
  Net stock issued:
    Stock investment plan          347,178                                   4,678          4,678
    ESOP contribution              534,188     534      6,544                               7,078
    Other                           98,138      98        987                               1,085
  Cash dividends-$.30 per share                                   (5,401)                  (5,401)
  Treasury stock acquired         (282,500)                                 (3,635)        (3,635)
--------------------------------------------------------------------------------------------------
Balances at Sept. 30, 1996      18,197,258  18,198     19,432    129,201        (6)       166,825
  Net income                                                         954                      954
  Net stock issued:
    Stock investment plan          332,112                                   5,776          5,776
    ESOP contribution              469,270     469      7,215                               7,684
    Other                           87,158      87      1,590                               1,677
  Cash dividends-$.30 per share                                   (5,569)                  (5,569)
  Treasury stock acquired         (332,200)                                 (5,784)        (5,784)
--------------------------------------------------------------------------------------------------
Balances at Sept. 30, 1997      18,753,598 $18,754     28,237    124,586       (14)        171,563
==================================================================================================

See accompanying notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         Year Ended    Year Ended    Year Ended
                                          Sept. 30,      Sept.30,     Sept. 30,
(in thousands)                                1997           1996          1995
--------------------------------------------------------------------------------
Operating Activities
Net income (loss)                        $     954     $    7,296    $  (14,118)
Adjustments to reconcile net income
  (loss) to net cash provided by
  (used in) operating activities
    Depreciation and amortization            10,715         8,913         7,478
    Loss on disposal of fixed assets            441           261           604
    Deferred income taxes                   (10,317)       18,878       (35,903)
    Accrual for PJIGX settlement, net
      of escrow deposit                           -             -        51,500
    Decrease (increase) in
        Net receivable from customers      (153,614)      (66,766)        5,892
        Net trading securities              (29,341)      (40,908)       (2,717)
        Securities purchased under
          agreements to resell              (21,854)      (12,259)            -
        Other                                 6,606       (37,645)       15,868
    Increase (decrease) in
        Checks and drafts payable           (13,547)       26,427           266
        Net payable to other brokers
          and dealers                       170,930        (6,390)        4,584
        Employee compensation                14,562        18,062         4,591
        Federal and state income taxes
          payable                                 -       (19,136)       17,855
--------------------------------------------------------------------------------
            Net cash provided by (used in)
              operating activities          (24,465)     (103,267)       55,900
--------------------------------------------------------------------------------
Financing Activities
Net change in
    Short-term borrowings                    27,485       119,539       (44,351)
    Securities sold under repurchase
      agreements                             14,810             -             -
    Mortgage-backed bonds payable            (4,624)       (8,744)       52,475
    Investments and funds pursuant to
      mortgage-backed bonds                   4,193         8,885       (51,344)
Payments made on capitalized lease
  obligations                                     -          (562)       (1,577)
Acquisition of treasury stock                (5,785)       (3,635)         (360)
Net common stock issued                      15,138        12,841         7,576
Dividends paid                               (5,569)       (5,401)       (5,177)
--------------------------------------------------------------------------------
            Net cash provided by (used in)
              financing activities           45,648       122,923       (42,758)
--------------------------------------------------------------------------------
Net cash used for purchases of office
  equipment and leasehold improvements      (13,727)      (13,595)       (7,867)
--------------------------------------------------------------------------------
Increase in cash                              7,456         6,061         5,275
Cash at beginning of year                    23,406        17,345        12,070
--------------------------------------------------------------------------------
Cash at end of year                      $   30,862    $   23,406    $   17,345
--------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information
Cash paid during the year for
    Interest                             $   26,534   $    16,888     $  11,011
    Income taxes (refund)                $   (3,940)  $    18,636     $   9,513
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




ONE Summary of Significant Accounting Policies
Piper Jaffray Companies Inc. is the parent company of Piper Jaffray Inc. (Piper Jaffray), a securities broker/dealer and investment banking firm; Piper Capital Management Incorporated (Piper Capital), an asset management firm; Piper Trust Company (Piper Trust), which provides trust services to individuals and institutions; Piper Jaffray Ventures Inc. (Piper Jaffray Ventures), a private equity venture capital firm investing in emerging growth companies; Premier Acceptance Corporation (Premier), an issuer of mortgage-backed bonds; and other immaterial subsidiaries. All operate within or are related to the securities industry. The consolidated financial statements include the accounts of Piper Jaffray Companies Inc. and its subsidiaries (the Company), all of which are wholly owned. All material intercompany accounts and transactions have been eliminated. Where appropriate, prior years' financial information has been reclassified to conform with the current-year presentation.
  Customer securities transactions are recorded on a settlement date basis with the related commission revenue and expense recorded on a trade date basis. Principal securities transactions are also recorded on trade date.
  Substantially all of the Company's assets and liabilities consist of cash and assets readily convertible to cash and liabilities which by their short-term nature approximate current fair value. Trading securities owned and trading securities sold but not yet purchased are stated at market value and are generally readily marketable. Market value is determined by using published market quotes or last-traded prices for most securities. In the event a market price is not available for a security, other valuation methods are used depending on the type of security and related market.
  Securities borrowed and securities loaned are recorded at the amount of the cash collateral provided for securities borrowed transactions and received for securities loaned transactions, respectively. The adequacy of the collateral is continuously monitored and adjusted when deemed necessary to minimize the risk associated with this activity. Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default.
  Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under repurchase agreements are accounted for as financing transactions and are recorded at the contract amount at which the securities will subsequently be resold or reacquired, plus accrued interest.
  Depreciation  of  office  equipment  is  provided  using   straight-line   and
accelerated methods over estimated useful lives of three to seven years. Leasehold improvements are amortized over the life of the lease.
  Net income (loss) per common and common equivalent share is calculated by dividing net income (loss) by the weighted average number of common shares and common share equivalents outstanding, which includes the dilutive effect of all outstanding stock options. Stock options were antidilutive in fiscal 1995.
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.
  Effective Oct. 1, 1997, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which establishes a fair value-based method of accounting for stock-based compensation plans. The Company has elected to continue to follow the guidance of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, for measurement and recognition of stock-based transactions with employees. Pro-forma impact of this statement is disclosed in Note Seven to the consolidated financial statements.
  Effective in January 1998, the Company will adopt certain provisions of SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which are applicable to its business. SFAS No. 125 introduces a financial components approach which focuses on the recognition of financial assets and liabilities which an entity controls and the derecognition of financial assets and liabilities for which control has been transferred. The adoption of this statement is not expected to have a material effect on the Company's financial condition or results of operations.
  In February 1997, SFAS No. 128, Earnings Per Share, was issued and is effective for financial statements issued for periods ending after Dec. 15, 1997. This statement changes the method for calculating and disclosing earnings per share. This statement will not have a material effect on the Company's earnings per share computations.


TWO Receivable From and Payable to Customers
(in thousands) Amounts receivable from customers include cash accounts totaling $65,772 and $63,506 and margin accounts totaling $574,914 and $456,983 at Sept. 30, 1997 and 1996, respectively. Substantially all receivables from customers are collateralized by customers' marketable securities.


THREE Receivable From and Payable to Brokers and Dealers

                                          Sept. 30,       Sept. 30,
(in thousands)                                 1997            1996
-------------------------------------------------------------------
Receivable From Brokers and Dealers
Deposits for securities borrowed         $   29,686      $   17,945
Securities failed to deliver                 13,915          13,154
Clearing organizations, correspondent
  brokers and others                         25,201          56,328
-------------------------------------------------------------------
                                         $   68,802      $   87,427
-------------------------------------------------------------------
Payable to Brokers and Dealers
Deposits for securities loaned           $  237,989      $  100,322
Securities failed to receive                 14,082           9,100
Clearing organizations, correspondent
  brokers and others                         10,010             354
-------------------------------------------------------------------
                                         $  262,081      $  109,776
-------------------------------------------------------------------

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by settlement date. Securities borrowed and securities loaned are recorded at the amount of collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives cash or other collateral. The initial collateral advanced or received has a market value equal to or greater than the market value of the securities borrowed and loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.


FOUR Trading Securities
Trading securities are as follows (at market value):

                          Sept. 30,   Sept. 30,
(in thousands)                 1997        1996
-----------------------------------------------

Owned
Corporate securities
  Equity                   $ 15,413    $ 18,818
  Fixed income               48,587      31,544
Government securities        29,607       8,072
Municipal securities         63,172      47,106
-----------------------------------------------
                           $156,779    $105,540
-----------------------------------------------
Sold But Not Yet Purchased
Corporate securities
  Equity                   $ 13,519    $ 12,834
  Fixed income                3,049       2,089
Government securities        28,632      12,306
Municipal securities          4,170         243
-----------------------------------------------
                           $ 49,370    $ 27,472
-----------------------------------------------


FIVE Short-Term Borrowings
Piper Jaffray borrows from banks under various committed and uncommitted secured lines of credit principally to finance customers' purchases on margin and dealer trading securities. These borrowings are primarily collateralized by securities held in customer margin accounts and trading securities owned and bear interest at rates based on the federal funds rate. At Sept. 30, 1997, the market value of customer securities and firm inventory pledged as collateral against outstanding borrowings was approximately $323.0 million and approximately $299.0 million of additional credit was available, subject to collateral requirements, under committed and uncommitted lines of credit. As of Sept. 30, 1997, no formal compensating balance agreements existed and Piper Jaffray was in compliance with all debt covenants related to these committed facilities. In addition, the Company has a $15.0 million unsecured line of credit which was fully available at Sept. 30, 1997.


SIX Mortgage-Backed Bonds
(in thousands) Premier periodically issues bonds which are collateralized by GNMA and FNMA certificates. The bonds are obligations solely of Premier and bondholders' only recourse is to the underlying series' collateral. The collateral, which was purchased with the issuance proceeds, is held by a trustee. The collateral is carried at market value, which approximates amortized cost and is based on quoted market prices. Principal and interest payments on the collateral are used to meet the debt service of the mortgage-backed bonds.
  During fiscal 1995, Premier issued three series of mortgage-backed bonds with an aggregate principal amount of $54,400. Prior to fiscal 1995, Premier issued six series of mortgage-backed bonds with a remaining aggregate principal amount of $17,486 and purchased related collateral which has been accounted for financial reporting purposes as a sale. Accordingly, the assets, liabilities, interest income and interest expense relating to these series do not appear on the consolidated financial statements of the Company.
  Interest revenue and expense related to mortgage-backed bonds have been recorded net in the consolidated statements of income. Gross interest revenue was $3,490, $3,994 and $3,412, and interest expense was $3,528, $4,062 and
$3,512 for fiscal years 1997, 1996 and 1995, respectively.


SEVEN Shareholders' Equity
The Company has authorized the repurchase of 1,650,000 shares of its common stock to satisfy employee benefit plan obligations, of which 332,200, 282,500 and 35,900 shares were repurchased during fiscal 1997, 1996 and 1995, respectively. At Sept. 30, 1997, approximately 420,000 shares remained available for repurchase.
  On Nov. 4, 1997, the board of directors declared a quarterly dividend of 7.5 cents per share, payable on Dec. 9, 1997, to shareholders of record on Nov. 25, 1997. Also on Nov. 4, the board of directors approved the fiscal 1997 ESOP contribution of approximately $13.4 million. This contribution will be made 50 percent in cash and 50 percent in the Company's common stock, thereby increasing shareholders' equity by $6.7 million in the first quarter of fiscal 1998.

Stock Plans
Effective July 1, 1994, the Company offered the Piper Jaffray Companies Stock Investment Plan, which allows eligible employees the opportunity to purchase the Company's common stock at a discount through after-tax payroll deductions. Each month the payroll deductions are used to purchase the Company's common stock at 85 percent of the closing market price on the last day of the month. The plan provides for 2.0 million shares of common stock to be purchased by employees under the plan. The Company satisfies the share obligations by reissuing treasury shares. At Sept. 30, 1997, a total of 986,113 common shares had been issued.
  The Company's 1983 Book Value Stock Purchase Plan provided for up to 3.2 million shares to be sold to certain key employees. Effective Nov. 9, 1993, the Board suspended offerings under this plan and no additional shares are expected to be issued, but the status of the outstanding shares and options under the plan is unchanged. The plan allowed certain employees the right to purchase the Company's common stock at a price equal to the book value per share at the time of sale. These shares are entitled to full dividend and voting rights. Within seven years from date of issuance, the shares must have been sold back to the Company at the current book value per share or exchanged for a specific number of freely transferrable shares based on the relative market and book values at the date of purchase. Any shares repurchased or exchanged by the Company may be reissued under the plan. Stock options have also been granted under the plan for additional book value shares. Shares acquired by an employee upon the exercise of an option would generally be subject to the same rights and restrictions described above.
  The Company issues executive incentive stock options to certain employees to purchase shares of the Company's common stock under the 1993 Piper Jaffray Companies Inc. Omnibus Stock Plan. The number of shares available for distribution under the plan shall not exceed 2.0 million and 439,550 shares remained available as of Sept. 30, 1997. During fiscal 1995 executive incentive stock options totaling 405,250 were canceled to provide approximately 600,000 special option grants to certain key employees. The purchase price of each share subject to an option is fixed, but is not less than 100 percent of the fair market value at the time the option is granted. Options expire 10 years from the date of grant or earlier as determined by the Company and have vesting lives ranging from one to five years. No charges have been made to operations under this plan.
  The Company applies the provisions of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock plans. Accordingly, as options granted under the plans are either "non-compensatory" or have exercise prices equal to market value at the time the option is granted, under APB No. 25 no compensation expense has been recognized. A summary of the Company's stock options as of Sept. 30, 1997, 1996 and 1995, and changes during the years ending on those dates is presented as follows:

Fiscal years ending Sept. 30,        1997                         1996                         1995
-----------------------------------------------------------------------------------------------------------
                             Weighted                     Weighted                     Weighted
                        Average Price     Shares     Average Price     Shares     Average Price     Shares
-----------------------------------------------------------------------------------------------------------
Book Value Plan Shares
  Outstanding
Beginning of year            $   5.20    729,250           $  4.92    923,500           $  5.03  1,719,800
Options exercised                4.66     79,600              3.93     51,100              3.75     64,650
Converted to market shares       4.20   (322,250)             3.50   (214,600)             3.43   (254,000)
Repurchased                      5.86    (13,150)             6.53    (30,750)             5.73   (606,950)
-----------------------------------------------------------------------------------------------------------
End of year                  $   5.77    473,450           $  5.20    729,250           $  4.92    923,500
-----------------------------------------------------------------------------------------------------------
Book Value Plan Shares
  Available Under Options
Beginning of year            $   5.66    280,850           $  5.42    339,750           $  5.18    427,000
Exercised                        4.66    (79,600)             3.93    (51,100)             3.75    (64,650)
Canceled                         6.36     (4,350)             6.37     (7,800)             5.76    (22,600)
-----------------------------------------------------------------------------------------------------------
End of year                  $   6.05    196,900           $  5.66    280,850           $  5.42    339,750
-----------------------------------------------------------------------------------------------------------
Executive Incentive Stock
  Options Outstanding
Beginning of year            $  11.56  1,495,420           $ 11.17  1,372,820           $ 12.95  1,020,220
Granted                         19.25    164,000             13.50    175,000             10.43    769,850
Exercised                       11.26    (80,600)             4.75    (24,000)             4.25    (12,000)
Canceled                        11.01    (32,850)            10.38    (28,400)            14.10   (405,250)
-----------------------------------------------------------------------------------------------------------
End of year                  $  12.41  1,545,970           $ 11.56  1,495,420           $ 11.17  1,372,820
-----------------------------------------------------------------------------------------------------------

  As of Sept. 30, 1997, the 1,742,870 options outstanding have exercise prices between $4.25 and $19.25 and a weighted average contractual life of 6.2 years. There are 1,073,520 options currently exercisable with a weighted average price of $11.15.
  If compensation expense for the Company's stock plans had been determined based on the estimated fair value of the options granted, consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings and earnings per share would have been reduced to $453,000 and $0.02, respectively, in 1997, and $6,967,000 and $0.38, respectively, in 1996. The fair values of options granted were calculated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997 and 1996, respectively: risk-free interest rate of 6.0 percent and 6.5 percent; expected volatility of 35.3 percent in both years; dividend yield of 1.0 percent and 2.5 percent; expected lives of six years.


EIGHT Commitments and Contingent Liabilities
(in thousands) The Company and its subsidiaries lease office space and equipment under various noncancelable leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments.
  Aggregate minimum lease commitments as of Sept. 30, 1997, under operating leases and various other contractual commitments are as follows for the fiscal years ending in September:

-----------------------------
1998                  $27,852
1999                   24,664
2000                   17,164
2001                    9,902
2002                    7,397
Thereafter             11,791
-----------------------------
                      $98,770

  Rental expense, including operating costs and real estate taxes, charged to operations was $40,947, $35,078 and $27,779 in fiscal years 1997, 1996 and 1995, respectively. The Company's current headquarters lease expires in the year 2000 and the Company intends to enter into a 14-year commitment on a new headquarters location in fiscal 1998.
  In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year end is not expected to have a material effect on the consolidated financial statements.


NINE Litigation
The Company's fiscal 1997 operations included a $6.6 million pretax charge related to a proposed settlement on its final derivatives-related class action lawsuit and a related claim, a $24.o million pretax charge for the estimated remaining costs of litigation and regulatory inquiries relating to funds or assets managed by Piper Capital and costs for certain other litigation matters, and various other litigation-related costs. The Company's fiscal 1996 operations included $29.5 million in pretax charges for two class action litigation settlements, as well as other legal settlements, professional fees and costs related to funds or assets managed by Piper Capital. In addition, fiscal 1995 also included various litigation costs, including a $70.0 million pretax charge to settle Institutional Government Income Portfolio (PJIGX) litigation, partially offset by $13.9 million in insurance proceeds, net of related expense. The pretax charges taken in fiscal 1997 represent the final anticipated costs to the Company of litigation related to funds or assets managed by Piper Capital. The Company has structured certain legal settlements related to various funds and assets managed by Piper Capital. At Sept. 30, 1997, the total payable under these agreements through Sept. 30, 2002, was $35.0 million.
  The Company is involved in various other lawsuits or arbitrations or threatened lawsuits or arbitrations and regulatory inquiries incidental to its securities business. Management of the Company, after consultation with counsel, believes the resolution of these various lawsuits, arbitrations, claims and regulatory inquiries will have no material adverse effect on the consolidated financial statements.


TEN Financial Instruments With Off-Balance-Sheet Risk
In the normal course of business, the Company's customer, trading and correspondent clearance activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.
  The Company utilizes financial futures contracts to a limited extent to hedge fixed income inventories against market interest rate fluctuations. Such transactions are subject to the same controls as all trading for the Company's own account. The Company also enters into government reverse repurchase agreements to facilitate hedging. The Company does not, and has no plans to, enter into for either hedging or speculative purposes the following types of transactions: interest rate swaps, foreign currency contracts or significant amounts of futures, options, forwards, mortgage-backed derivatives or other securities whose value is derived from other investment products (derivatives). Piper Capital manages mutual funds and other investment portfolios which do contain such derivatives.
  The Company's financing and customer securities activities involve the Company using securities as collateral. In the event the counterparty does not meet its contractual obligation to return securities used as collateral or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk, as does the securities industry, by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.
  The Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at unfavorable market prices.

Concentrations of Credit Risk
The Company provides investment, financing and related services to a diverse group of domestic and foreign customers including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions.
  As of Sept. 30, 1997, the Company did not have significant concentrations of credit risk with any one single or group of customers or counterparties.


ELEVEN Net Capital Requirements
(in  thousands)  Piper  Jaffray is subject to the Uniform Net Capital  Rule (the
Rule) of the Securities and Exchange Commission (SEC) and the net capital rule of the New York Stock Exchange (the Exchange). Piper Jaffray has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of 2 percent of aggregate debit balances arising from customer transactions. The Exchange may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5 percent of aggregate debit balances. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.
  At Sept. 30, 1997, net capital under the Rule was $115,554 or 17 percent of aggregate debit balances and $102,016 in excess of the minimum required net capital.


TWELVE Employee Benefit Plans
(in thousands) The Company has qualified  employee  stock  ownership  (ESOP) and
401(k) plans which cover substantially all employees. The plans are self-administered and may be altered or terminated at any time by the Company. The Company's contributions to the plans are determined by the board of directors within limits to qualify as deductions for income tax purposes. Charges to operations for contributions to the ESOP were $18,853, $21,803 and $17,971 in fiscal years 1997, 1996 and 1995, respectively. Contribution expense for the 401(k) plan was $2,212, $1,991 and $1,693 in fiscal years 1997, 1996 and 1995, respectively.


THIRTEEN Income Taxes
The provision (benefit) for income taxes consists of:

                                           Year Ended   Year Ended   Year Ended
                                            Sept. 30,    Sept. 30,    Sept. 30,
(in thousands)                                   1997         1996         1995
--------------------------------------------------------------------------------
Current
    Federal                                 $   8,519    $ (12,904)   $  22,188
    State                                       2,358       (1,309)       5,180
--------------------------------------------------------------------------------
                                               10,877      (14,213)      27,368
Changes in deferred taxes
    Federal                                    (9,099)      16,478      (31,290)
    State                                      (1,218)       2,400       (4,613)
--------------------------------------------------------------------------------
                                              (10,317)      18,878      (35,903)
--------------------------------------------------------------------------------
                                            $     560    $   4,665    $  (8,535)
================================================================================

The sources of the changes in deferred
  taxes are
    Deferred employee compensation          $     678    $   8,343    $  (5,870)
    Partnership investment losses                 364          411          252
    Capital infusion for proprietary fund           -            -        2,000
    Litigation settlement                       1,813       21,334      (27,000)
    Other, principally accruals or their
        reversal, not currently deductible
        for tax purposes                      (13,172)     (11,210)      (5,285)
--------------------------------------------------------------------------------
                                            $ (10,317)   $  18,878    $ (35,903)
================================================================================

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

                                                        Year Ended   Year Ended
                                                         Sept. 30,    Sept. 30,
                                                              1997         1996
--------------------------------------------------------------------------------
Deferred tax assets
    Accruals not currently deductible                    $  36,023    $  27,366
    Litigation settlement                                    2,853        4,666
    Other, including mark-to-market accounting
        and depreciation                                     4,655        1,090
--------------------------------------------------------------------------------
                                                            43,531       33,122
--------------------------------------------------------------------------------
Deferred tax liabilities
    Partnership investments                                  9,477        8,984
    Other, including mark-to-market accounting
        and prepaid expense                                  2,522        2,923
--------------------------------------------------------------------------------
                                                            11,999       11,907
--------------------------------------------------------------------------------
Net deferred tax assets                                  $  31,532    $  21,215
================================================================================

Reconciliations of the expected federal income tax provision (benefit) and the actual income taxes provided are as follows:

                                           Year Ended   Year Ended   Year Ended
                                            Sept. 30,    Sept. 30,    Sept. 30,
                                                 1997         1996         1995
--------------------------------------------------------------------------------
Computed federal income tax at the
        weighted statutory rate of
        35 percent                          $     530    $   4,186    $  (7,929)
Increase (reduction) in taxes resulting
  from
    State income taxes net of federal
        tax benefit                               562        1,241         (394)
    Net tax-exempt municipal bond interest     (1,223)      (1,062)        (872)
    Other                                         691          300          660
--------------------------------------------------------------------------------
Income taxes (benefit) provided             $     560    $   4,665    $  (8,535)
================================================================================
Effective tax rate                              37.0%        39.0%        37.7%
--------------------------------------------------------------------------------

The Company  expects to fully  realize the benefit of deferred  tax assets given
its  historical   earnings.   Accordingly,   no  valuation  allowance  has  been
established.

                                REPORT OF MANAGEMENT





Financial Reporting Responsibility

Management is responsible for the content of the consolidated financial statements of Piper Jaffray Companies Inc. The statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgments. The financial information throughout the Annual Report is consistent with that in the financial statements.
  To meet its responsibility for the integrity of the financial statements, management relies on an internal control structure that recognizes that there are inherent limitations in all internal control structures, and that the cost of such a structure should never exceed the benefits to be derived. Management believes its internal control structure provides reasonable assurance that the consolidated financial statements are free of material misstatement.
  The internal control structure is reviewed by the internal audit staff and the independent auditors, Deloitte & Touche LLP, also consider the internal control structure in performing their audit. The audit committee of the board of directors, comprising outside directors, also provide oversight of the internal control structure. The audit committee meets periodically with the director of internal audit and with Deloitte & Touche LLP to review matters related to the internal control structure, and to discuss the nature, extent and results of audit efforts. Such meetings are held with and without management present.
  The consolidated financial statements have been audited by Deloitte & Touche LLP. Their report expresses their independent professional opinion as to the fairness of the financial statements and is based upon audits made in accordance with generally accepted auditing standards.

/s/Addison L. Piper
Addison L. Piper
President, Chief Executive Officer and
Chairman of the Board of Directors
Piper Jaffray Companies

/s/Deborah K. Roesler
Deborah K. Roesler
Chief Financial Officer
Piper Jaffray Companies

                           REPORT OF INDEPENDENT AUDITORS





Board of Directors and Shareholders
Piper Jaffray Companies Inc.
Minneapolis, Minn.

We have audited the accompanying consolidated statements of financial condition of Piper Jaffray Companies Inc. and subsidiaries as of Sept. 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended Sept. 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Piper Jaffray Companies Inc. and subsidiaries as of Sept. 30, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended Sept. 30, 1997, in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP
Minneapolis, Minn.
Nov. 5, 1997

                       SUMMARY OF QUARTERLY RESULTS (UNAUDITED)





(in thousands, except per share amounts)        First    Second     Third    Fourth
------------------------------------------------------------------------------------
Fiscal 1997
    Total revenue                            $138,829  $153,282  $145,407  $164,376
    Income (loss) before income taxes           2,983    11,761    10,466   (23,696)
    Net income (loss)                           1,820     7,469     6,593   (14,928)
    Net income (loss) per share                   .10       .39       .34      (.80)
Fiscal 1996
    Total revenue                            $132,526  $137,592  $147,631  $136,155
    Income (loss) before income taxes          10,908    (3,987)   (2,256)    7,296
    Net income (loss)                           6,654    (2,294)   (1,514)    4,450
    Net income (loss) per share                   .37      (.13)     (.08)      .24

Market Prices and Dividends Per Share
Fiscal 1997
    Market Price Range
        High                                 $ 16.625  $ 19.375  $ 22.500  $ 30.563
        Low                                    11.375    13.875    13.750    20.750
    Dividends Paid                               .075      .075      .075      .075
Fiscal 1996
    Market Price Range
        High                                 $ 14.125  $ 14.500  $ 13.750  $ 12.375
        Low                                    11.625    12.875    12.500    11.625
    Dividends Paid                               .075      .075      .075      .075
------------------------------------------------------------------------------------

The common stock of Piper Jaffray Companies Inc. (NYSE:PJC) is listed on the New York Stock Exchange. At Nov. 28, 1997, there were approximately 652 registered shareholders of the Company's common stock.
  Cash dividends have been paid on common shares in each year since 1971. The Company's policy is to pay regular quarterly dividends on the common stock in March, June, September and December. On Nov. 4, 1997, the board of directors declared a quarterly dividend of 7.5 cents per share of its common stock.
  The fourth quarter of fiscal 1997 included a $6.6 million pretax charge for a derivatives-related class action lawsuit and a related claim. Results also reflected a $24.0 million pretax accrual for the estimated remaining cost of litigation and regulatory inquiries relating to funds or assets managed by Piper Capital and other litigation matters.
  The second and third quarters of fiscal 1996 included $14.0 million and $15.5 million, respectively, in pretax charges for class action litigation settlements.